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Filed Pursuant to General Instruction II.L.
of Form F-10; File No. 333-237671

PROSPECTUS SUPPLEMENT
(to Prospectus dated April 28, 2020)

FRANCO-NEVADA CORPORATION

US$300,000,000

Common Shares

This prospectus supplement (the "Prospectus Supplement") of Franco-Nevada Corporation (the "Corporation" or "Franco-Nevada"), together with the short form base shelf prospectus dated April 28, 2020 (the "Prospectus"), qualifies the distribution (the "Offering") of common shares of the Corporation (the "Offered Shares") having an aggregate sale price of up to US$300,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). See "Plan of Distribution".

The common shares of the Corporation (the "Common Shares") are listed on the Toronto Stock Exchange (the "TSX") and on the New York Stock Exchange (the "NYSE") under the symbol "FNV". On May 8, 2020, the closing price of the Common Shares on the TSX was C$199.40 and the closing price of the Common Shares on the NYSE was US$143.38. The Corporation has received conditional approval to list the Offered Shares on the TSX and the NYSE. Listing of the Offered Shares will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE, respectively.

The Corporation has entered into an equity distribution agreement dated May 11, 2020 (the "Distribution Agreement"), with CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Canaccord Genuity Corp., Credit Suisse Securities (Canada), Inc., National Bank Financial Inc., Raymond James Ltd., and Industrial Alliance Securities Inc., (collectively, the "Canadian Agents"), and CIBC World Markets Corp., BMO Capital Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, BofA Securities, Inc., Canaccord Genuity LLC, Credit Suisse Securities (USA) LLC, National Bank of Canada Financial Inc., Raymond James (USA) Ltd., Barclays Capital Inc., Deutsche Bank Securities Inc. and Stifel, Nicolaus & Company, Incorporated (collectively, the "U.S. Agents" and, together with the Canadian Agents, the "Agents"), pursuant to which the Corporation may distribute Offered Shares in the Offering from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus are anticipated to be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 — Shelf Distributions ("NI 44-102"), including sales made directly on the TSX or the NYSE or on any other trading market for the Common Shares in Canada or the United States. The Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Offered Shares are sold may vary as between purchasers and during the period of any distribution. See "Plan of Distribution". There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See "Plan of Distribution".

The Corporation will pay the Agents compensation for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement of up to 2.00% of the gross sales price per Offered Share sold (the "Commission"), which amount will be paid in the same currency as the sale of the Offered Shares to which such Commission pertains.

Investing in the Common Shares involves significant risks. See "Risk Factors". Investors should carefully read the "Risk Factors" section of this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein.

This Offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Purchasers of the Offered Shares should be aware that such requirements are different from those of the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), that were applicable as at the date of the financial statements, and thus may not be comparable to financial statements of United States companies.

Purchasers of the Offered Shares should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective investors should read the tax discussion under the headings "Certain United States Federal Income Tax Considerations" and "Certain Canadian Federal Income Tax Considerations" of this Prospectus Supplement and should consult their own tax advisors with respect to their own personal circumstances.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada, that some or all of the agents or experts named in the registration statement are not residents of the United States, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CIBC Capital Markets	BMO Capital Markets

RBC Capital Markets	Scotiabank	TD Securities Inc.

BofA Securities	Canaccord Genuity	Credit Suisse	National Bank of Canada Financial Inc.	Raymond James

Barclays	Deutsche Bank Securities	Stifel

The date of this prospectus supplement is May 11, 2020

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No agent or dealer involved in the distribution, no affiliate of such an agent or dealer and no person or company acting jointly or in concert with such an agent or dealer has over-allotted, or will over-allot, Common Shares in connection with the Offering or has effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Credit Suisse Securities (Canada), Inc., National Bank Financial Inc., CIBC World Markets Corp., BMO Capital Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, BofA Securities, Inc., Credit Suisse Securities (USA) LLC, and National Bank of Canada Financial Inc., each an Agent, are affiliates of Canadian chartered banks that are part of a syndicate of lenders that has provided a US$1 billion unsecured credit facility to Franco-Nevada (the "Corporate Revolver"). Additionally, banking affiliates of CIBC World Markets Inc., CIBC World Markets Corp., Scotia Capital Inc., and Scotia Capital (USA) Inc., as part of a syndicate of lenders, have provided a US$100 million unsecured credit facility to Franco-Nevada (Barbados) Corporation (the "FN Barbados Revolver"). Consequently, Franco-Nevada may be considered a "connected issuer" of each of CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Credit Suisse Securities (Canada), Inc., National Bank Financial Inc., CIBC World Markets Corp., BMO Capital Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, BofA Securities, Inc., Credit Suisse Securities (USA) LLC and National Bank of Canada Financial Inc. under applicable Canadian securities laws. See "Relationship Between the Corporation and Certain of the Agents".

The Canadian Agents will only sell Offered Shares on marketplaces in Canada and the U.S. Agents will only sell Offered Shares on marketplaces in the United States.

Franco-Nevada's registered office and head office is located at 199 Bay Street, Suite 2000, Commerce Court West, Toronto, Ontario M5L 1G9.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offered Shares being offered and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering constituted by this Prospectus Supplement.

        Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the Prospectus (including the documents incorporated by reference herein and therein), the investor should rely on the information in this Prospectus Supplement. The Corporation has not, and the Agents have not, authorized anyone to provide investors with different or additional information. If anyone provides you with any different, inconsistent or other information, you should not rely on it. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Prospectus is accurate as of any date other than the date of the document in which such information appears, except if otherwise specified therein. The Corporation's business, financial condition, results of operations and prospects may have changed since those dates.

        The Corporation is not, and the Agents are not, making an offer in respect of the Offered Shares in any jurisdiction where such offer is not permitted by law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

        This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein contain "forward looking information" and "forward looking statements" within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management's expectations regarding Franco-Nevada's growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the Canada Revenue Agency (the "CRA"), the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, statements with respect to the aggregate amount of the total proceeds that the Corporation will receive pursuant to the Offering, the Corporation's expected use of the net proceeds of the Offering, if any, and the acquisition of the SolGold (as defined herein) royalty interest. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces ("GEOs") are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and gold equivalent ounces will be realized. Such forward looking statements reflect management's current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: the price at which Offered Shares are sold in the Offering and the aggregate net proceeds received by the Corporation as a result of the Offering; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the

U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have "passive foreign investment company" ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation's ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; risks related to the completion of the acquisition of the SolGold royalty interest; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Corporation's exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the "Risk Factors" section of this Prospectus Supplement and the Prospectus, as well as any risk factors disclosed in the documents incorporated by reference herein and therein. The forward looking statements herein, in the Prospectus and in the documents incorporated by reference herein and therein are made as of the date of such document only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

TECHNICAL AND THIRD PARTY INFORMATION

        Except where otherwise stated, the disclosure in this Prospectus Supplement and the Prospectus, including the documents incorporated herein and therein by reference, relating to properties and operations on the properties in which the Corporation holds royalty, stream or other interests, including the disclosure in the sections entitled "Franco-Nevada's Assets", "Antamina Mining and Technical Information", "Antapaccay Mining and Technical Information", "Candelaria Mining and Technical Information", and "Cobre Panama Mining and Technical Information" in the Corporation's annual information form for the financial year ended December 31, 2019 dated as of March 18, 2020 (the "2020 AIF"), is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as of the date hereof or as of the date of (or as specified in) this Prospectus Supplement, the Prospectus or the documents incorporated by reference herein or therein, as applicable, and none of this information has been independently verified by the Corporation. Specifically, as a royalty or stream holder, the Corporation has limited, if any, access to properties included in its asset portfolio. Additionally, the Corporation may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Corporation is dependent on the operators of the properties and their qualified persons to provide information to the Corporation or on publicly available information (including the information described in this Prospectus Supplement, the Prospectus and the documents incorporated herein and therein by reference (including the 2020 AIF) relating to the Antamina project, the Antapaccay project, the Candelaria project and the Cobre Panama project) to prepare disclosure pertaining to properties and operations on the properties on which the Corporation holds royalty, stream or other interests and generally has limited or no ability to independently verify such information. Although the Corporation does not have any knowledge that such information may not be complete or accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by the Corporation's royalty, stream or other interest. The Corporation's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

        Except where otherwise noted, the disclosure in the documents incorporated by reference herein relating to mineral reserve and mineral resource statements for individual properties is made as at December 31, 2019. In addition, numerical information contained herein, in the Prospectus or presented in the documents incorporated by reference herein or therein which has been derived from information publicly disclosed by owners or operators may have been rounded by the Corporation and, therefore, there may be some inconsistencies between the significant digits presented herein, in the Prospectus or in the documents incorporated by reference herein or therein, on the one hand, and the information publicly disclosed by owners and operations, on the other hand.

        The Corporation considers its stream interests in the Antamina project, the Antapaccay project, the Candelaria project and the Cobre Panama project to be its only material mining projects for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). The Corporation will continue to assess the materiality of its assets, including as new assets are acquired or moved into production. Information contained herein or in the Prospectus and in the documents incorporated by reference herein or therein with respect to each of the Antamina project, the Antapaccay project, the Candelaria project and the Cobre Panama project has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

        The disclosure contained in the documents incorporated by reference herein (including the 2020 AIF) of a scientific or technical nature for the Antamina project is based on (i) the technical report entitled "Technical Report, Mineral Reserves and Resources, Antamina Deposit, Peru 2010" and dated January 31, 2011, which technical report was prepared for Compañía Minera Antamina S.A., and filed under Teck Resources Limited's ("Teck") SEDAR profile on March 22, 2011; (ii) the news release dated February 4, 2020 of Glencore PLC ("Glencore") containing the Glencore 2019 Production Report, available on Glencore's website, and which reports silver production for the Antamina project; and (iii) the information disclosed in the annual information form of Teck dated February 26, 2020 and filed under Teck's SEDAR profile on February 26, 2020.

        The disclosure contained in the documents incorporated by reference herein (including the 2020 AIF) of a scientific or technical nature for the Antapaccay project is based on (i) the information disclosed in the document entitled "Antapaccay Mining and Technical Information" and dated effective February 10, 2016, which document was prepared by Compañía Minera Antapaccay S.A. ("CM Antapaccay"), the owner and operator of the Antapaccay project and an indirect wholly-owned subsidiary of Glencore, available on CM Antapaccay's website at www.glencoreperu.pe; (ii) the Glencore Statement of Resources & Reserves as at December 31, 2019; and (iii) the news release dated February 4, 2020 of Glencore containing the Glencore 2019 Production Report, each available on Glencore's website.

        The disclosure contained in the documents incorporated by reference herein (including the 2020 AIF) of a scientific or technical nature for the Candelaria project is based on (i) the technical report entitled "Technical

Report for the Candelaria Copper Mining Complex, Atacama Province, Region III, Chile" dated November 28, 2018 which technical report was prepared for Lundin Mining Limited ("Lundin") and filed under Lundin's SEDAR profile on November 28, 2018; (ii) the information disclosed in the annual information form of Lundin dated March 29, 2019 and filed under Lundin's SEDAR profile on March 29, 2019; (iii) Lundin's press release dated September 5, 2019 announcing Mineral Reserves and Mineral Resources as of June 30, 2019; and (iv) the management's discussion and analysis of Lundin for the year ended December 31, 2019, dated as of February 20, 2020 and filed under Lundin's SEDAR profile on February 20, 2020.

        The disclosure contained in the documents incorporated by reference herein (including the 2020 AIF) of a scientific or technical nature for the Cobre Panama project is based on (i) the technical report entitled "Cobre Panamá Project — Colón Province, Republic of Panamá — NI 43 101 Technical Report" and dated March 2019, which was prepared for First Quantum Minerals Limited ("First Quantum") and filed under First Quantum's SEDAR profile on March 29, 2019; and (ii) the management's discussion and analysis of First Quantum for the year ended December 31, 2019 and filed under First Quantum's SEDAR profile on February 14, 2020.

        The technical and scientific information contained in the documents incorporated by reference herein relating to the Antamina project, the Antapaccay project, the Candelaria project and the Cobre Panama project was reviewed and approved in accordance with NI 43-101 by Phil Wilson, C.Eng., Vice President, Technical of the Corporation and a "Qualified Person" as defined in NI 43-101.

CAUTIONARY NOTE REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

        This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and reserve estimates included or incorporated by reference in this Prospectus Supplement and the Prospectus have been prepared by the owners or operators of the relevant properties (as and to the extent indicated by them) in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

        Canadian standards for reporting reserves and resources, including NI 43-101, differ significantly from the requirements of the SEC under SEC Industry Guide 7, and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under SEC Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC in compliance with SEC Industry Guide 7. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" under SEC Industry Guide 7 as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as "reserves"

under SEC Industry Guide 7. Accordingly, information concerning mineral deposits set forth herein, in the Prospectus and the documents incorporated by reference herein and therein may not be comparable with information made public by companies that report in accordance with U.S. standards. SEC Industry Guide 7, the existing standard for the SEC, is in the process of being replaced by the adoption of new legislation (the "Modernization of Property Disclosure of Mining Registrants Standards") under sub-part 1300 of Regulation S-K under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") which will be mandatory for issuers subject to U.S. reporting standards for the first fiscal year beginning on or after January 1, 2021. None of the reserve or resource estimates presented in this Prospectus Supplement, in the Prospectus or the documents incorporated by reference herein or therein have been prepared in accordance with the Modernization of Property Disclosure of Mining Registrants Standards.

        In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code or the SAMREC Code (as such terms are defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws. Accordingly, information containing descriptions of the Corporation's mineral properties set forth herein, in the Prospectus and in the documents incorporated by reference herein and therein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. For more information, see "Reconciliation to CIM Definitions" in the 2020 AIF, which is incorporated by reference herein.

FINANCIAL INFORMATION

        The financial statements of the Corporation incorporated herein by reference and in the Prospectus are reported in U.S. dollars and have been prepared in accordance with IFRS. IFRS differs in some significant respects from generally accepted accounting principles in the U.S., and thus the financial statements of the Corporation incorporated by reference herein and in the Prospectus may not be comparable to financial statements of U.S. companies.

        This Prospectus Supplement contains references to both U.S. dollars and Canadian dollars. Canadian dollars are referred to as "C$" and U.S. dollars are referred to as "US$". See "Exchange Rate Information".

EXCHANGE RATE INFORMATION

        The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars during each of the following periods; the average rate of exchange for those periods; and the rate of exchange in effect at the end of each of those periods, each based on the rate of exchange published by the Bank of Canada.

	Three months ended March 31,				Years ended December 31,
	2020		2019		2019(1)		2018(1)		2017(2)
High	C$	1.4496	C$	1.3600	C$	1.3642	C$	1.3743	C$	1.4589
Low	C$	1.3356	C$	1.3095	C$	1.2288	C$	1.2128	C$	1.2544
Average for the Period	C$	1.3953	C$	1.3295	C$	1.2957	C$	1.2986	C$	1.3248
End of Period	C$	1.4187	C$	1.3363	C$	1.3642	C$	1.2545	C$	1.3427

(1)
Based on the daily rate published by the Bank of Canada.

(2)
As of March 1, 2017, the Bank of Canada began to publish new foreign exchange rates once a day, by 16:30 ET, in the form of a single indicative rate per currency pair, which represents a daily average rate for that currency against the Canadian dollar. The Bank of Canada ceased to publish the noon rate as of April 28, 2017.

        On May 8, 2020, the daily rate of exchange was US$1.00 = C$1.3934 as published by the Bank of Canada.

COMMODITY PRICE INFORMATION

        The following table sets out the average spot commodity prices of gold, silver, platinum, palladium, oil and gas for the years 2017, 2018, 2019 and for the first three months of 2020.

	Spot Commodity Prices
	Gold/oz (LBMA Gold Price PM)	Silver/oz (LBMA Silver Price)	Platinum/oz (London PM Fix)	Palladium/oz (London PM Fix)	Oil/C$ bbl (Edmonton Light)	Gas/C$ mcf (AECO-C)	Oil/$ bbl (WTI)	Gas/$ mcf (Henry Hub)
Average for 2017	$1,257	$17.05	$948	$870	$63	$2.09	$51	$2.96
Average for 2018	$1,268	$15.71	$881	$1,028	$69	$1.46	$65	$3.07
Average for 2019	$1,392	$16.20	$863	$1,539	$69	$1.70	$57	$2.53
Average for 2020 (to March 31)	$1,583	$16.90	$903	$2,284	$52	$1.92	$46	$1.87

THE CORPORATION

        Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project. The portfolio is actively managed to maintain a focus on precious metals (gold, silver and platinum group metals) and a diversity of revenue sources with a target of not more than 20% of revenue from energy (oil, gas and natural gas liquids).

        Franco-Nevada does not operate mines, develop projects or conduct exploration. Franco-Nevada's business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

  •
  Exposure to commodity price optionality;

  •
  A perpetual discovery option over large areas of geologically prospective lands;

  •
  No additional capital requirements other than the initial investment;

  •
  Limited exposure to many of the risks associated with operating companies;

  •
  A free cash-flow business with limited cash calls;

  •
  A high-margin business that can generate cash through the entire commodity cycle;

  •
  A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and

  •
  Management that focuses on forward-looking growth opportunities rather than operational or development issues.

        Franco-Nevada's financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets. Financial results have also been supplemented by acquisitions of new producing assets. Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada's producing assets or to advance Franco-Nevada's advanced and exploration assets into production.

        Franco-Nevada has a long-term investment outlook and recognizes the cyclical nature of the industry. Franco-Nevada has operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

RECENT DEVELOPMENTS

        On May 11, 2020, the Corporation entered into an agreement with SolGold PLC ("SolGold") to acquire a 1% net smelter return royalty ("NSR") with reference to all minerals produced from the Alpala copper-gold project in northern Ecuador for US$100 million. The Alpala project is owned by Exploraciones Novomining SA, which is held 85% by SolGold and 15% by Cornerstone Capital Resources Inc. The NSR will cover the 4,979 hectare Cascabel concession and closing of the acquisition is subject to on-site confirmatory due diligence which will be completed once COVID-19 travel restrictions are lifted and there can be no assurance that the acquisition will be completed. In the interim, the Corporation has agreed to provide SolGold with a bridge loan of US$15 million for a period of up to 8 months.

        SolGold has the option to increase the size of the transaction to US$150 million for a 1.5% NSR until January 11, 2021 and also has the option to buy-back 50% of the NSR for a period of time. The Corporation is entitled to receive certain minimum royalty payments after 2028 and also has the option to convert the NSR to a gold NSR for a period of time after Alpala is producing.

        As part of the royalty arrangements, the Corporation has agreed to contribute US$150,000 per year for three years after closing to one or more of SolGold's local Ecuadorian environmental and social initiatives. SolGold has agreed to match or surpass such annual funding.

RISK FACTORS

        Before deciding to invest in the Offered Shares, investors should carefully consider all the information contained in and incorporated or deemed incorporated by reference in this Prospectus Supplement and the Prospectus. An investment in the Offered Shares is subject to certain risks, including risks related to the business of the Corporation, risks related to mining operations and oil and natural gas operations and risks related to the Corporation's securities described in the documents incorporated or deemed incorporated in the Prospectus and herein by reference. See the risk factors below and the "Risk Factors" section of the Prospectus and the documents incorporated or deemed incorporated by reference herein and therein.

  The current COVID-19 pandemic may significantly impact the Corporation

        The current COVID-19 (corona virus) global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold, silver, palladium and oil and gas) and has raised the prospect of an extended global recession. As well, as efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects may be impacted. To date, a number of mining projects have been suspended as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions.

        First Quantum announced on April 7, 2020 that operations at Cobre Panama have been temporarily suspended. On April 13, 2020, Teck announced the temporary suspension of operations at Antamina in order to change out the workforce. As of the date of this Prospectus, the date of restart of either property is not yet known. Of the Corporation's 52 smaller cash-flowing mineral assets, 11 have announced temporarily reduced or curtailed production, five of which have since resumed activities. It is possible that more of the Corporation's operators will have to suspend or reduce operations as a result of the pandemic. As the majority of the Corporation's mineral assets do not have associated carrying costs, the expected impact to Franco-Nevada of temporary reductions or curtailments of production is a deferral of revenue. On April 7, 2020, in response to increased uncertainty and volatility as compared to March 9, 2020 when the Corporation's original guidance was provided, the Corporation withdrew its GEO sales guidance and energy revenue guidance for 2020.

        If the operation or development of one or more of the properties in which Franco-Nevada holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended and remains suspended, it may have a material adverse impact on Franco-Nevada's profitability, results of operations, financial condition and the trading price of Franco-Nevada's securities. The broader impact of the COVID-19 pandemic on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on Franco-Nevada's profitability, results of operations, financial condition and the trading price of Franco-Nevada's securities.

        The impact of recent global and market developments on oil and gas prices is likely to negatively affect the revenue generated from Franco-Nevada's oil and gas royalties and working interests

        A number of geopolitical and market factors impacting global energy markets (including those related to the COVID-19 pandemic) have contributed to extreme volatility and a significant decrease in the price of oil and gas (WTI, WCS and NYMEX). Excess supply relative to current demand and a lack of available storage have also created significant downward pressure on global energy markets, with oil prices and futures contracts having reached historic lows. If these conditions continue for a significant period, the oil and gas operations in which the Corporation holds oil and gas royalties and working interests are expected to be materially adversely affected, including potentially requiring temporary or permanent suspension or reductions in production. The lower oil and gas prices (WTI, WCS and NYMEX) may adversely impact production and potential future development as well as operators' cashflow, ability to access additional capital and financial condition. The continuation of low oil and gas prices (WTI, WCS and NYMEX) for a significant period may have a material adverse impact on the Corporation's profitability, results of operations, financial condition and the trading price of the Corporation's securities. The Corporation recorded impairments of its oil and gas assets in the first quarter of 2020 due to lower market expectations for oil and gas prices combined with expected reduced production and capital spend by the operators of the Company's oil and gas assets. In the current environment, there is a heightened potential for further impairments or a reversal of impairments of the Corporation's oil and gas assets.

  Price volatility of Common Shares

        The market price of the Common Shares may fluctuate due to a variety of factors relative to the Corporation's business, including announcements of new developments, fluctuations in the Corporation's operating results, sales of the Common Shares in the marketplace, failure to meet analysts' expectations, the impact of any public announcements made in regard to this Offering, general market conditions or the worldwide economy. In recent years, the Common Shares and stock markets in Canada and the United States have experienced significant price fluctuations, for reasons which may have been unrelated to the operating performance of the Corporation or the affected companies, such factors including macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation's performance. As a result of any of these factors, the market price of Franco-Nevada's securities at any given time may not accurately reflect the long-term value of Franco-Nevada.

  Future sales or issuances of securities

        The Corporation may issue additional securities to finance future activities outside of the Offering. The Corporation cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the expectation that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share.

  Uses of the net proceeds from the Offering

        The Corporation currently expects to apply the net proceeds it receives from the Offering as described under "Use of Proceeds" of this Prospectus Supplement. The Corporation has discretion with respect to the actual application of those net proceeds.

CONSOLIDATED CAPITALIZATION

        There have been no material changes in the share capital of the Corporation, on a consolidated basis, since the date of the unaudited condensed consolidated interim financial statements of the Corporation as at and for the three-month period ended March 31, 2020, which are incorporated by reference in this Prospectus Supplement.

        The Corporation may, from time to time during the period that the Offering remains in effect, issue and sell Offered Shares having an aggregate sale price of up to US$300,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). See "Plan of Distribution".

        At March 31, 2020 and as at May 8, 2020, the Corporation did not have any drawn debt under the Corporate Revolver or the FN Barbados Revolver.

DESCRIPTION OF SECURITIES OFFERED

        The Corporation is authorized to issue an unlimited number of Common Shares. For a description of the terms and provisions of the Common Shares, see "Description of Share Capital — Common Shares" in the Prospectus. As of May 8, 2020, there were 189,945,484 Common Shares outstanding.

USE OF PROCEEDS

        The Corporation intends to use the net proceeds from the Offering, if any, for funding royalty and stream acquisitions and/or other general corporate purposes, including the repayment of indebtedness. The Corporation may, from time to time, issue securities (including equity securities) other than pursuant to this Prospectus Supplement.

        The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agents in an "at-the-market distribution" will represent the gross proceeds after deducting the applicable compensation payable to the Agents under the Distribution Agreement and the expenses of the distribution. See "Plan of Distribution" and "Risk Factors".

PLAN OF DISTRIBUTION

        The Corporation has entered into the Distribution Agreement with the Agents under which the Corporation may issue and sell from time to time Offered Shares having an aggregate sale price of up to US$300,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) in each of the provinces and territories of Canada and in the United States pursuant to placement notices delivered by the Corporation to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, will be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made by the Agents directly on the TSX, the NYSE or any other trading market for the Common Shares in Canada or the United States. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. Pursuant to the Decision (as defined below) (see "Exemptions"), the number of Offered Shares sold on the TSX or another Canadian marketplace as at-the-market distributions on any trading day will not exceed 25% of the trading volume of the Common Shares on the TSX and all other Canadian marketplaces on that day. The Corporation cannot predict the number of Offered Shares that it may sell under the Distribution Agreement on the TSX, the NYSE or any other trading market for the Common Shares in Canada or the United States, or if any Offered Shares will be sold.

        The Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by the Corporation and the Agents. The Corporation will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the applicable Agent or Agents. The Corporation will identify in the placement notice which Agent or Agents will effect the placement. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on the Corporation's behalf, all of the Offered Shares requested to be sold by the Corporation. The Corporation may instruct the Agents not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Corporation in a particular placement notice. Under the Distribution Agreement, no Agent has any obligation to purchase as principal for its own account any Offered Shares that the Corporation proposes to sell pursuant to any placement notice delivered by the Corporation to the applicable Agent or Agents. If the Corporation sells the Offered Shares to one or more of the Agents as principal, the Corporation will enter into a separate agreement with such Agent or Agents and will describe that agreement in a separate prospectus supplement or free writing prospectus.

        Either the Corporation or the Agents may suspend the Offering upon proper notice to the other party. The Corporation and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party's sole discretion at any time.

        The Corporation will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The amount of the Commission will be up to 2.00% of the gross sales price per Offered Share sold. The Commission will be paid in the same currency as the sale of the Offered Shares to which such Commission pertains. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Corporation and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Corporation from the sale of such Offered Shares.

        The applicable Agent or Agents will provide written confirmation to the Corporation no later than the opening of the trading day immediately following the trading day on which such Agent has made sales of the Offered Shares under the Distribution Agreement setting forth (i) the number of Offered Shares sold on such day, (ii) the price of the Offered Shares sold on such day, (iii) the gross proceeds, (iv) the commission payable by the Corporation to the Agents with respect to such sales, and (v) the net proceeds payable to the Corporation.

        The Corporation will disclose the number and average price of the Offered Shares sold under this Prospectus Supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in the Corporation's annual and interim financial statements and related management's discussion and analysis filed on www.sedar.com and with the SEC, for any quarters in which sales of Offered Shares occur.

        Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the gross proceeds (less Commission) to the Corporation. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Company or by such other means as the Corporation and the Agents may agree upon and sales of Offered Shares in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as the Corporation and the Agents may agree.

        The Canadian Agents will only sell Offered Shares on marketplaces in Canada and the U.S. Agents will only sell Offered Shares on marketplaces in the United States.

        In connection with the sales of the Offered Shares on the Corporation's behalf, each of the Agents may be deemed to be an "underwriter" within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Corporation has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws. In addition, the Corporation has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement. The Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Offered Shares pursuant to the Distribution Agreement. No agent or dealer involved in the distribution, no affiliate of such an agent or dealer and no person or company acting jointly or in concert with such an agent or dealer has over-allotted, or will over-allot, securities in connection with the distribution or effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

        As a consequence of their participation in the Offering, the Agents will be entitled to share in the Commission relating to the Offering of the Offered Shares. The Corporation may have outstanding indebtedness owing to certain of the Agents and lending affiliates of such Agents, a portion of which the Corporation may reduce or repay with the net proceeds of the Offering. See "Use of Proceeds" and "Relationship Between the Corporation and Certain of the Agents". As a result, one or more of such Agents or their affiliates may receive more than 5% of the net proceeds from the Offering in the form of the repayment of such indebtedness. Accordingly, the Offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of FINRA Rule 5121(a)(1)(B) are satisfied. To comply with FINRA Rule 5121, each of the Agents will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder.

        The total expenses related to the commencement of the Offering to be paid by the Corporation, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately US$650,000.

        Pursuant to the Distribution Agreement, the Offering will terminate upon the earlier of (i) May 28, 2022, (ii) the issuance and sale of all of the Offered Shares subject to the Distribution Agreement, and (iii) the termination of the Distribution Agreement as permitted therein.

        The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for the Corporation and its affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.

        The Common Shares are listed on the TSX and the NYSE. The Corporation has received conditional approval to list the Offered Shares offered by this Prospectus Supplement for trading on the TSX and the NYSE. Listing of the Offered Shares will be subject to the Corporation fulfilling of all of the listing requirements of the TSX and the NYSE, respectively.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN OF THE AGENTS

        Certain banking affiliates of CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Credit Suisse Securities (Canada), Inc., National Bank Financial Inc., CIBC World Markets Corp., BMO Capital Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, BofA Securities, Inc., Credit Suisse Securities (USA) LLC, and National Bank of Canada Financial Inc. are members of a syndicate of lenders that has provided the US$1 billion unsecured Corporate Revolver to the Corporation. In addition, banking affiliates of CIBC World Markets Inc., CIBC World Markets Corp., Scotia Capital Inc., and Scotia Capital (USA) Inc., as part of a syndicate of lenders, have provided the FN Barbados Revolver to Franco-Nevada (Barbados) Corporation. As a result, the Corporation may be considered a "connected issuer" to these Agents for purposes of Canadian securities laws. The Corporation is not in default of its obligations to the lenders under the Corporate Revolver or the FN Barbados Revolver and the lenders have not waived any breach of the applicable agreement since they were entered into. The Corporation currently has no amounts drawn on the Corporate Revolver or the FN Barbados Revolver. Each of the Corporation's material subsidiaries (as defined in the credit agreement relating to the Corporate Revolver) has guaranteed the Corporation's indebtedness under the Corporate Revolver. The determination of the terms and conditions of the Offering were made through negotiations among the Agents and the Corporation without the involvement of the lenders, although the lenders have been advised of the Offering. The Agents will derive no benefit from the Offering other than their fees described under "Plan of Distribution".

 TRADING PRICE AND VOLUME

        The following table sets forth the respective high and low prices and volumes for the Common Shares traded on the TSX and on the NYSE for the preceding 12-month period.

	TSX			NYSE
	High C$	Low C$	Volume	High US$	Low US$	Volume
2019
May	105.10	93.68	11,294,210	77.75	69.58	11,805,316
June	114.36	100.74	12,205,582	86.81	75.93	11,240,804
July	119.50	107.36	10,152,629	90.78	81.79	10,781,946
August	131.65	113.18	12,261,735	99.14	85.44	14,842,620
September	133.92	118.73	14,247,194	101.19	89.46	13,897,773
October	128.60	119.63	10,347,005	97.73	90.09	11,615,157
November	133.15	124.57	11,730,116	100.70	94.58	10,446,193
December	135.26	126.90	10,044,158	104.07	96.26	11,317,277
2020
January	151.56	130.28	8,268,380	114.50	99.66	12,641,417
February	163.20	139.64	10,102,163	122.65	104.00	14,599,492
March	164.72	105.93	27,377,363	122.31	77.18	36,195,343
April	194.47	139.92	15,472,965	138.56	99.05	26,682,682
May (1 to 8)	206.35	181.02	3,516,125	147.62	128.64	7,487,266

S-13

PRIOR SALES

        During the 12-month period prior to the date of this Prospectus Supplement, the Corporation has issued Common Shares, or securities convertible into Common Shares, as follows.

Month of Issuance	Number of Securities Issued	Issue/Exercise Price			Reason for Issuance
2019
May	1,000	C$	33.20		Exercise of options
	5,000	C$	59.52		Exercise of options
June	10,000	C$	31.39		Exercise of options
	18,000	C$	31.45		Exercise of options
	1,900	C$	42.67		Exercise of options
	6,400	C$	59.52		Exercise of options
	2,000	C$	65.76		Exercise of options
	3,100	C$	75.45		Exercise of options
	147,257	C$	107.72		Dividend Reinvestment Plan issuances
August	20,000	C$	31.45		Exercise of options
	10,384	C$	40.87		Exercise of options
	1,000	C$	42.43		Exercise of options
	600	C$	42.67		Exercise of options
	10,000	C$	46.17		Exercise of options
	42,599	C$	59.52		Exercise of options
	3,000	C$	65.76		Exercise of options
	49,114	C$	75.45		Exercise of options
	715	C$	100.10		Exercise of options
	298,500	US$	95.73	(1)	At-the-market distribution program
September	365,000	US$	95.85	(1)	At-the-market distribution program
	220,500	C$	124.64	(1)	At-the-market distribution program
	151,117	C$	122.13		Dividend Reinvestment Plan issuances
November	30,000	C$	58.67		Exercise of options
	2,650	C$	88.76		Exercise of options
	100,000	US$	98.42	(1)	At-the-market distribution program
	100,000	C$	130.59	(1)	At-the-market distribution program
December	46,375		—		Vesting of Restricted Share Units
	11,401	C$	65.76		Exercise of options
	25,914	C$	75.45		Exercise of options
	7,530	C$	94.57		Exercise of options
	715		$100.10		Exercise of options
	174,800	US$	98.48	(1)	At-the-market distribution program
	174,600	C$	129.76	(1)	At-the-market distribution program
	126,291	C$	124.56		Dividend Reinvestment Plan issuances
2020
January	7,500	C$	59.52		Exercise of options
	1,140	C$	65.76		Exercise of options
	947	C$	75.45		Exercise of options
	276	C$	94.57		Exercise of options
	467	C$	100.10		Exercise of options
March	113,654	C$	86.32		Dividend Reinvestment Plan issuances
	5,000	C$	59.52		Exercise of options
	280,000	US$	106.28	(1)	At-the-market distribution program
	155,000	C$	149.52	(1)	At-the-market distribution program
	98,766	C$	146.12		Dividend Reinvestment Plan issuances

Note:

(1)
Represents the weighted average price for all issuances of Common Shares under the Corporation's "at-the-market" distribution program during the applicable month.

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares acquired pursuant to the Offering.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective holder of Common Shares should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

        No ruling from the United States Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

        This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

        For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

        For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares that is not a U.S. Holder or a partnership. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

        This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10 percent or more of the total combined voting power or value of all outstanding shares of the Corporation. This summary does not address any tax consequences to U.S. expatriates or former long-term residents of the United States. Persons that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

        If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Common Shares.

Ownership and Disposition of Common Shares

        The following discussion is subject to the rules described below under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

        A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (including the amount of any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Corporation, as calculated for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. See "Sale or Other Taxable Disposition of Common Shares" below. However, the Corporation may not calculate earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Common Shares will be treated as ordinary dividend income for U.S. federal information reporting purposes.

        Subject to certain holding period and other requirements, dividends received by non-corporate U.S. Holders from a "qualified foreign corporation" may be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury has determined that the Canada-U.S. Tax Convention meets these requirements, and the Corporation believes that it is eligible for the benefits of the Canada-U.S. Tax Convention. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradeable on an established securities market in the United States. U.S. Treasury guidance indicates that the Corporation's Common Shares are readily tradeable on an established securities market in the United States. However, there can be no assurance that the Common Shares will be considered readily tradeable on an established securities market in future years. If the Corporation is classified as a PFIC (as defined below) in the taxable year of distribution or in the preceding taxable year, then dividends received by U.S. Holders will not be qualified dividends. Dividends received by corporate U.S. Holders generally will not be eligible for the "dividends received deduction." The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

        Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder's tax basis in Common Shares generally will be such holder's U.S. dollar cost for such shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

        Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

        If the Corporation were to constitute a "passive foreign investment company" within the meaning of Section 1297 of the Code for any year during a U.S. Holder's holding period, then certain different and potentially adverse U.S. federal income tax rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as the Corporation will be treated under the PFIC rules.

        The Corporation generally will be a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, (a) 75 percent or more of its gross income is passive income (the "income test") or (b) 50 percent or more of its assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market values of such assets (the "asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources. "Passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Passive income generally excludes active business gains arising from the sale of commodities, if substantially all of a foreign corporation's commodities are stock in trade or inventory, real and depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business, and certain other requirements are satisfied.

        Under certain attribution rules, if the Corporation were a PFIC, U.S. Holders would generally be deemed to own their proportionate share of the Corporation's direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC"), and would be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC upon the sale of the Common Shares of the Corporation, as well as their proportionate share of (a) any "excess distributions" (as discussed below) on the stock of a Subsidiary PFIC and (b) any gain realized upon the disposition or deemed disposition of stock of a Subsidiary PFIC by the Corporation or by another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. If the Corporation were classified as a PFIC for any taxable year in which a U.S. Holder held Common Shares, then the Corporation generally would continue to be classified as a PFIC with respect to such U.S. Holder for any subsequent taxable year in which the U.S. Holder continued to hold Common Shares, even if the Corporation's income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception were to apply.

        The Corporation believes, on a more-likely-than-not basis, that it currently qualifies, and expects to continue to qualify in the future, for the active commodities business exception for purposes of the PFIC asset test and PFIC income test. Accordingly, the Corporation believes, on a more-likely-than-not basis, that it was not a PFIC for its taxable year ended December 31, 2019 and, based on its current and anticipated business activities and financial expectations, the Corporation expects, on a more-likely-than-not basis, that it will not be a PFIC for its current taxable year and for the foreseeable future. However, the Corporation believes that it was a PFIC for its taxable year ended December 31, 2011, and prior taxable years.

        The determination as to whether any corporation was, or will be, a PFIC for a particular taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. In addition, there is limited authority on the application of the active commodities exception and other relevant PFIC rules to entities such as the Corporation and its subsidiaries. Accordingly, there can be no assurance that the IRS will not challenge the views of the Corporation (or a Subsidiary PFIC, as defined above) concerning its PFIC status. In addition, whether any corporation will be a PFIC for any taxable year depends on its assets and income over the course of such taxable year and, as a result, the Corporation's PFIC status for its current taxable year and any future taxable year cannot be predicted with certainty. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Corporation and any Subsidiary PFIC.

        If the Corporation were a PFIC for any taxable year in which a U.S. Holder held Common Shares, and such U.S. Holder had not made an effective QEF Election or Mark-to-Market Election under the PFIC rules (as defined and more fully described below) with respect to its Common Shares, then such holder generally would be subject to special rules with respect to "excess distributions" made by the Corporation on the Common Shares and with respect to gain from the direct or indirect disposition of Common Shares. An "excess distribution" generally would include the excess of distributions made with respect to the Common Shares to a U.S. Holder in any taxable year over 125% of the average annual distributions made to such U.S. Holder by the Corporation during the shorter of the three preceding taxable years or such U.S. Holder's holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the direct or indirect disposition of the Common Shares ratably over its holding period for the Common Shares. Amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior taxable years would be taxed at the highest tax rate in effect for ordinary income for each such year. In addition, an interest charge would apply.

        If the Corporation were a PFIC for any taxable year in which a U.S. Holder held Common Shares, and such U.S. Holder had made a timely and effective election to treat the Corporation as a "qualified electing fund" (a "QEF Election") for the first taxable year of such U.S. Holder's holding period in which the Corporation were classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraph. Instead, such U.S. Holder would be subject to U.S. federal income tax on such holder's pro rata share of (a) the net capital gain of the Corporation, which would be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Corporation, which would be taxed as ordinary income to such U.S. Holder. A QEF Election, once made, would be effective with respect to such U.S. Holder's Common Shares for all subsequent taxable years in which the Corporation were treated as a PFIC, unless the QEF Election were invalidated or terminated or the IRS were to consent to revocation of the QEF Election. The QEF Election cannot be made unless the Corporation provides or makes available certain information. To facilitate the making of QEF Elections by U.S. Holders, for each taxable year that the Corporation is classified as a PFIC, the Corporation intends to: (a) make available to U.S. Holders, upon written request, a "PFIC Annual Information Statement" and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. Holder is required to obtain in connection with maintaining such QEF Election with regard to the Corporation or any of its Subsidiary PFICs. The Corporation may provide such information on its website (www.franco-nevada.com). U.S. Holders considering the QEF Election should note that a QEF Election with respect to Common Shares would not apply to any Subsidiary PFICs. Consequently, unless a U.S. Holder makes a QEF Election with respect to any Subsidiary PFIC, it could be subject to the adverse tax consequences described above with respect to any interests in a Subsidiary PFIC. In light of the uncertainties described above, and despite its belief on a more-likely-than-not basis that it was not a PFIC for any taxable year after 2011, the Corporation has provided such information for all taxable years through 2016. The Corporation has not provided such information for taxable years after 2016.

        If the Corporation were a PFIC for any taxable year in which a U.S. Holder held Common Shares, and such U.S. Holder had made a timely and effective "mark to market" election (a "Mark-to-Market Election") in the first taxable year of such U.S. Holder's holding period in which the Corporation were classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraphs. Instead, such U.S. Holder generally would include in ordinary income, for each taxable year in which the Corporation were a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such taxable year over (b) such U.S. Holder's adjusted tax basis in such Common Shares. The U.S. Holder would be entitled to deduct as an ordinary loss each year the excess of its adjusted tax basis in the Common Shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. A U.S. Holder's adjusted tax basis in the Common Shares would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the Mark-to-Market Election rules. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that made a Mark-to-Market Election would recognize ordinary income or ordinary loss (but only to the extent such loss did not exceed the net amount of previously included income as a result of the Mark-to-Market Election). A Mark-to-Market Election would apply to the taxable year in which such election is made and to each subsequent taxable year, unless the Common Shares were to cease to be "marketable stock," the U.S. Holder were to mark the Common Shares to market under non-PFIC provisions of the Code, or the IRS were to consent to the revocation of such election. The Mark-to-Market Election is expected to be available with respect to the Corporation, provided that the Common Shares are "regularly traded" for U.S. federal income tax purposes, which is expected to be the case. However, the Mark-to-Market Election will not be available with respect to any Subsidiary PFIC. Accordingly, U.S. Holders making a Mark-to-Market Election would be subject to unfavorable tax consequences described above with respect to any Subsidiary PFIC.

        In any year in which the Corporation is classified as a PFIC, a U.S. Holder generally will be required to file an annual report with the IRS containing certain information regarding such holder's interest in the Corporation (or a Subsidiary PFIC), subject to certain exceptions. A failure to satisfy such reporting requirement could result in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. Holder. The PFIC rules are complex, and they remain subject to recently proposed Treasury Regulations that have yet to be made final. Each U.S. Holder should consult its own tax advisor regarding the foregoing reporting requirements, the advisability of making a QEF Election or Mark-to-Market Election, the impact of the recently proposed Treasury Regulations, and any other tax consequences under the PFIC rules of acquiring, owning and disposing of Common Shares.

Additional Considerations

Tax on Net Investment Income

        Certain individuals, estates and trusts whose income exceeds certain thresholds are required to pay a 3.8 percent additional tax on "net investment income," including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). Accordingly, dividends on and capital gain from the sale or other taxable disposition of the Common Shares may be subject to this additional tax.

Receipt of Foreign Currency

        The amount of any distribution paid to a U.S. Holder in foreign currency, or received by a U.S. Holder in foreign currency on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder generally will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S.-source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

        Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign-source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S.-source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex and involve the application of rules that depend upon a U.S. Holder's particular circumstances. Each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Disclosure Requirements for Specified Foreign Financial Assets

        Certain U.S. Holders that, during any taxable year, hold an interest in a "specified foreign financial asset" generally will be required to file with their U.S. federal income tax returns a statement on IRS Form 8938 setting forth certain information, if the aggregate value of all such assets exceeds certain threshold amounts. "Specified foreign financial assets" generally include financial accounts maintained with non-U.S. financial institutions and may also include Common Shares not held in accounts maintained with certain financial institutions. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their own tax advisors as to the possible application to them of this filing requirement.

Backup Withholding and Additional Information Reporting

        Payments made within the United States or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting. Such payments may also be subject to backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) is notified by the IRS that such U.S. Holder has previously failed to properly report interest and dividend income, or (c) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number, that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax, and that such U.S. Holder is a U.S. person. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes the required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Torys LLP, counsel to the Corporation, and Stikeman Elliott LLP, Canadian counsel to the Agents, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) the ("Tax Act") generally applicable to a holder who acquires Offered Shares under the Offering and who, for purposes of the Tax Act and at all relevant times, deals at arm's length with, and is not affiliated with, the Corporation or the Agents and acquires and holds the Offered Shares as capital property (a "Holder"). Generally the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary does not apply to a Holder (i) that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii) an interest in which is a "tax shelter investment" as defined in the Tax Act; (iv) that has elected to report its tax results in a "functional currency" (as defined in the Tax Act, which excludes Canadian currency); or (v) that has entered or will enter into, with respect to the Offered Shares, a "derivative forward agreement", as defined in the Tax Act. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation (or does not deal at arm's length with a corporation) that is, or becomes as part of a transaction or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident corporation, individual, trust, or group of the foregoing that do not deal with each other at arm's length for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

        This summary is based on the facts set out in this Prospectus Supplement and the Prospectus, the provisions of the Tax Act (and the regulations thereunder (the "Regulations")) in force as of the date prior to the date hereof, the Canada-U.S. Tax Convention, and counsel's understanding of the current administrative policies and assessing practices of the CRA published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

        This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder's particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Currency Conversion

        For purposes of the Tax Act, all amounts must be computed in Canadian dollars using the Bank of Canada rate for the day on which such amount arose or such other rate as is acceptable to the CRA.

Taxation of Resident Holders

        The following portion of the summary applies to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada at all relevant times (a "Resident Holder"). A Resident Holder to whom Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and all other "Canadian securities" as defined in the Tax Act, held by such Resident Holder in the taxation year of the election and in all subsequent taxation years, treated as capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends on Offered Shares

        Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder who is an individual (other than certain trusts) will be included in the individual's income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by individuals from "taxable Canadian corporations", as defined in the Tax Act, including the enhanced dividend tax credit rules applicable to any dividends designated by the Corporation as "eligible dividends" in accordance with the Tax Act. There may be limits on the ability of the Corporation to designate dividends as eligible dividends. Dividends received by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual's circumstances.

        Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder that is a corporation will be included in computing the corporation's income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Holder that is a corporation as proceeds of disposition or a capital gain. Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances. A Resident Holder that is a "private corporation" or a "subject corporation", each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing taxable income.

Disposition of Offered Shares

        Generally, upon a disposition (or a deemed disposition) of an Offered Share a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the Resident Holder's proceeds of disposition are greater (or less) than the Resident Holder's adjusted cost base of such share and any reasonable costs of the disposition. The adjusted cost base to the Resident Holder of an Offered Share acquired pursuant to this Offering will be determined by averaging the cost of such share with the adjusted cost base of all Common Shares of the Corporation owned by the Resident Holder as capital property immediately before the time of acquisition, if any. The tax treatment of capital gains and capital losses is discussed below under "Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

        Generally, one-half of any capital gain (a "taxable capital gain"), realized by a Resident Holder in a taxation year must be included in the Resident Holder's income for that year and one-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act.

        The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition (or deemed disposition) of an Offered Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share (or a share substituted for such share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

        A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable for a refundable tax on its "aggregate investment income", which is defined to include an amount in respect of taxable capital gains.

        Capital gains realized by an individual (other than certain trusts) may give rise to alternative minimum tax.

Taxation of Non-Resident Holders

        This portion of the summary is applicable to a Holder who, at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold, (and is not deemed to use or hold) the Offered Shares in connection with carrying on a business in Canada (a "Non-Resident Holder").

        Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is either an insurer carrying on business in Canada and elsewhere or an "authorized foreign bank" (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Dividends

        Dividends paid or credited (or deemed to be paid or credited) to a Non-Resident Holder by the Corporation will be subject to Canadian withholding tax at the rate of 25%, subject to a reduction of such rate under the terms of an applicable income tax treaty or convention. In general, in the case of a Non-Resident Holder who is a resident of the United States for purposes of the Canada-U.S. Tax Convention, who is the beneficial owner of the dividend, and who qualifies for full benefits of the Canada-U.S. Tax Convention, the rate of such withholding tax will be reduced to 15%. Non-Resident Holders are urged to consult their own advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

        A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes (or is deemed to constitute) "taxable Canadian property" of such Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

        Provided the Offered Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSX and NYSE) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition, (i) at least 25% of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, "Canadian resource property" (as defined in the Tax Act), "timber resource property" (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, Offered Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

        If the Offered Shares are taxable Canadian property of a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Offered Shares may not be subject to tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. Non-Resident Holders whose Offered Shares constitute taxable Canadian property should consult their own tax advisors.

 DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the distribution of the Offered Shares by the Corporation. Other documents are also incorporated, or deemed to be incorporated, by reference in the Prospectus and reference should be made to the Prospectus for full particulars thereof.

        The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada and the SEC, are specifically incorporated by reference into and form an integral part of this Prospectus Supplement and the Prospectus:

  (a)
  the 2020 AIF;

  (b)
  the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2019 and 2018, the notes thereto and management's report on internal control over financial reporting as at December 31, 2019, and the report of our Independent Registered Public Accounting Firm thereon, together with the related management's discussion and analysis of financial condition and results of operations;

  (c)
  the unaudited condensed consolidated interim financial statements of the Corporation and the notes thereto as at March 31, 2020 and for the three-month periods ended March 31, 2020 and 2019, together with the related management's discussion and analysis of financial condition and results of operations; and

  (d)
  the management information circular of the Corporation dated March 20, 2020 for the annual and special meeting of shareholders held on May 6, 2020.

        Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or therein for the purposes of the offering of the Offered Shares will be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in the Prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus, modifies or supersedes that prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set out in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

        Any documents of the types referred to in Section 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions (other than confidential material change reports, if any) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus Supplement. In addition, pursuant to the decision dated May 5, 2020 granted by the Ontario Securities Commission (the "OSC") (as principal regulator) pursuant to National Policy 11-203 — Process for Exemptive Relief Applications in Multiple Jurisdictions (the "Decision") if the Corporation disseminates a news release in respect of previously undisclosed information that, in its determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), the Corporation will identify such news release as a "designated news release" for the purposes of this Prospectus Supplement and the Prospectus in writing on the face page of the version of such news release that the Corporation files on www.sedar.com (each such news release, a "Designated News Release"), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus only for the purposes of the Offering.

        In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K

(or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement and prior to the termination of the Offering, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part. In addition, the Corporation may incorporate by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part, information from documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and the readers should review all information contained in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

        When the Corporation files a new annual information form, audited consolidated financial statements and related management's discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this Prospectus Supplement is valid, the previous annual information form, the previous audited consolidated financial statements and related management's discussion and analysis and all unaudited condensed consolidated interim financial statements and related management's discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Corporation's financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus Supplement for purposes of future offers and sales of Common Shares under this Prospectus Supplement. Upon new unaudited interim condensed consolidated financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus Supplement, all unaudited condensed consolidated interim financial statements and accompanying management's discussion and analysis filed prior to the filing of the new unaudited condensed consolidated interim financial statements shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities hereunder.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        Copies of the documents incorporated in this Prospectus Supplement and the Prospectus by reference may be obtained on request without charge from the Chief Legal Officer & Corporate Secretary of the Corporation at Suite 2000, 199 Bay Street, P.O. Commerce Court West, Toronto, Ontario M5L 1G9 (telephone (416) 306-6300). These documents are also available through the Internet on the Corporation's website at www.franco-nevada.com or on SEDAR which can be accessed at www.sedar.com. With the exception of documents outlined in this Prospectus Supplement under the section "Documents Incorporated by Reference", the information contained on, or accessible through, any of these websites is not incorporated by reference into this Prospectus Supplement or the Prospectus and is not, and should not be considered to be, a part of this Prospectus Supplement or the Prospectus unless it is explicitly so incorporated.

        In addition to the Corporation's continuous disclosure obligations under the securities laws of the provinces and territories of Canada, the Corporation is subject to the informational requirements of the U.S. Exchange Act and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Any information the Corporation files with or furnishes to the SEC is available on the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym "EDGAR", and may be accessed at www.sec.gov.

        The Corporation has filed with the SEC a registration statement on Form F-10 (File No. 333-237671) under the U.S. Securities Act with respect to the Common Shares offered by this Prospectus Supplement. This Prospectus Supplement, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Corporation and the Offering, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

 EXEMPTIONS

        Pursuant to a Decision of the OSC (as principal regulator) pursuant to National Policy 11-203 — Process for Exemptive Relief Applications in Multiple Jurisdictions dated May 5, 2020: (a) the Agents and any other registered investment dealer acting on behalf of the Agents as a selling agent are exempt from the requirement under securities legislation in each of the provinces and territories of Canada to send or deliver the Prospectus (including the applicable prospectus supplement(s)) and any amendment to the Prospectus, to a purchaser of Offered Shares under any at-the-market distribution made under this Prospectus Supplement; (b) the Corporation is exempt from the requirement to include in this Prospectus Supplement and any amendment hereto the form of agent certificate for a prospectus supplement prescribed by NI 44-102, provided that a specified modified form of forward-looking agent certificate in the form set out in this Prospectus Supplement is included; and (c) the Corporation is exempt from the requirement to include in this Prospectus Supplement the statement respecting purchasers' statutory rights of withdrawal and remedies of rescission or damages in the form prescribed by National Instrument 44-101 — Short Form Prospectus Distributions provided that the disclosure in the form set out under "Statutory Rights of Withdrawal and Rescission" is included in this Prospectus Supplement and any amendment hereto.

        The Decision is also conditional upon: (a) certain liquidity requirements in respect of the Common Shares; (b) the disclosure of the number and average price of Offered Shares sold pursuant to at-the-market distributions, as well as gross proceeds, commissions and net proceeds, in the Corporation's annual and interim financial statements and related management's discussion and analysis filed on www.sedar.com; (c) the inclusion of a modified form of forward-looking issuer certificate page in this Prospectus Supplement and any amendment hereto; (d) the limitation that the number of Offered Shares sold on the TSX or another Canadian marketplace pursuant to the Offering on any given trading day will not exceed 25% of the trading volume of the Common Shares on the TSX and all other Canadian marketplaces on that day; and (e) other conditions as set out in the Decision.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        In addition to the documents specified in this Prospectus Supplement and in the accompanying Prospectus under "Documents Incorporated by Reference", the form of Distribution Agreement described in this Prospectus Supplement and the consents of auditors, engineers and legal counsel have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement forms a part.

LEGAL MATTERS

        Certain legal matters relating to the Offering of the Offered Shares hereby will be passed upon on behalf of the Corporation by Torys LLP with respect to Canadian and U.S. legal matters and on behalf of the Agents by Stikeman Elliott LLP with respect to Canadian legal matters and Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters.

INTEREST OF EXPERTS

        Certain technical and scientific information contained in this Prospectus Supplement or the Prospectus or in the documents incorporated by reference herein or therein, including in respect of the Antamina project, the Antapaccay project, the Candelaria project and the Cobre Panama project, was reviewed and approved in accordance with NI 43-101 by Phil Wilson, C.Eng., Vice President, Technical of the Corporation and a "Qualified Person" as defined in NI 43-101.

        To the knowledge of the Corporation, Mr. Wilson held less than 1% of the outstanding securities of the Corporation or of any associate or affiliate thereof as of the date hereof, when he prepared the technical information contained or incorporated by reference in this Prospectus or following the preparation of such technical information. Mr. Wilson has not received, nor will he receive, any direct or indirect interest in any securities of the Corporation or of any associate or affiliate thereof in connection with the preparation of such technical information, other than compensation received in the ordinary course of his employment with the Corporation.

        At the date hereof, the partners and associates of Torys LLP, as a group, and the partners and associates of Stikeman Elliott LLP, as a group, each beneficially own, directly or indirectly, less than one per cent of any outstanding securities of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The Independent Registered Public Accounting Firm of the Corporation is PricewaterhouseCoopers LLP, Chartered Professional Accountants, PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario M5J 0B2. PricewaterhouseCoopers LLP has advised the Corporation that they are independent of the Corporation within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and rules and regulations of the SEC and the Public Company Accounting Oversight Board Rule 3520, Auditor Independence.

        The transfer agent and registrar for the Common Shares of the Corporation is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

        The Corporation is incorporated under the laws of Canada and its principal place of business is in Canada. Most of the Corporation's directors and officers, and most of the experts named in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Corporation's assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon the Corporation or those directors, officers and experts who are not residents of the United States. Investors should not assume that a Canadian court would enforce a judgment of a United States court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities laws or any such state securities or "blue sky" laws. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a United States court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Corporation cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

        The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Corporation Service Company as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or relating to or concerning an offering of securities under this Prospectus Supplement.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes an offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions. Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Legal Officer & Corporate Secretary of the Corporation at 199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario M5L 1G9, telephone (416) 306-6300, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 28, 2020

FRANCO-NEVADA CORPORATION

Common Shares

Preferred Shares

Debt Securities

Warrants

Subscription Receipts

US$2,000,000,000

Franco-Nevada Corporation (the "Corporation" or "Franco-Nevada") may offer and issue from time to time common shares of the Corporation ("Common Shares"), preferred shares of the Corporation ("Preferred Shares"), debt securities ("Debt Securities"), warrants to purchase Common Shares, Preferred Shares or Debt Securities ("Warrants"), or subscription receipts ("Subscription Receipts") (all of the foregoing collectively, the "Securities") or any combination thereof for up to an aggregate initial offering price of US$2,000,000,000 (or the equivalent thereof in other currencies) during the 25-month period that this short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement"). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered, (ii) in the case of Preferred Shares, the number of Preferred Shares offered, the designation of a particular class or series, if applicable, the offering price, whether the Preferred Shares are being offered for cash, the dividend rate, if any, any terms for redemption or retraction, any conversion rights, and any other terms specific to the Preferred Shares being offered, (iii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, whether the debt is senior or subordinated to the Corporation's other liabilities and obligations, whether the Debt Securities will be secured by any of the Corporation's assets or guaranteed by any other person, and any other terms specific to the Debt Securities being offered, (iv) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares, Preferred Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, and any other terms specific to the Warrants being offered, and (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, Preferred Shares, Debt Securities or Warrants, as the case may be, and any other terms specific to the Subscription Receipts being offered. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All shelf information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in those jurisdictions. The Corporation may offer and sell Securities to, or through, underwriters or dealers and may also offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The outstanding Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "FNV". The Common Shares are also listed on the New York Stock Exchange (the "NYSE") under the symbol "FNV". Unless otherwise specified in the applicable Prospectus Supplement, no Securities, other than Common Shares, will be listed on any securities exchange.

Franco-Nevada's registered office and head office is located at 199 Bay Street, Suite 2000, Commerce Court West, Toronto, Ontario M5L 1G9.

This offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States ("U.S.") and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Purchasers of the Securities should be aware that such requirements are different from those of the U.S. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), that were applicable as at the date of the financial statements, and thus may not be comparable to financial statements of U.S. companies. Financial statements which will be deemed incorporated by reference herein in the future, or which may form part of a Prospectus Supplement in the future, will be prepared in accordance with IFRS.

Purchasers of the Securities should be aware that the acquisition of the Securities may have tax consequences both in the U.S. and in Canada. Such consequences for purchasers who are resident in, or citizens of, the U.S. or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Purchasers of the Securities should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult their own tax advisors.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement are not residents of the U.S., and that a substantial portion of the assets of the Corporation and said persons are located outside the U.S.

All dollar amounts in this Prospectus are expressed in United States dollars, except as otherwise indicated. References to "$", "US$" or "dollars" are to United States dollars and references to "C$" are to Canadian dollars.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state or Canadian securities regulator has approved or disapproved the Securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

Investing in the Securities involves certain risks. Prospective purchasers of the Securities should carefully consider all the information in this Prospectus and in the documents incorporated by reference in this Prospectus.

i

CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

        This Prospectus and the documents incorporated by reference herein contain "forward looking information" and "forward looking statements" within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management's expectations regarding Franco-Nevada's growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the Canada Revenue Agency ("CRA"), the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project and expected succession planning. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces ("GEOs") are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and gold equivalent ounces will be realized. Such forward looking statements reflect management's current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have "passive foreign investment company" ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward looking statements contained in this Prospectus and the documents incorporated by reference herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation's ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Corporation's exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the "Risk Factors" section of this Prospectus, as well as any risk factors disclosed in the documents incorporated by reference. The forward looking statements herein are made as of the date of this Prospectus only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

TECHNICAL AND THIRD PARTY INFORMATION

        Except where otherwise stated, the disclosure in this Prospectus, including the documents incorporated by reference, relating to properties and operations on the properties in which the Corporation holds royalty, stream or other interests, including the disclosure in the sections entitled "Franco-Nevada's Assets", "Antamina Mining and Technical Information", "Antapaccay Mining and Technical Information", "Candelaria Mining and Technical Information" and "Cobre Panama Mining and Technical Information" in the Corporation's annual information form dated as of March 18, 2020, is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof or as of the date of (or as specified in) the document incorporated by reference herein, as applicable, and none of this information has been independently verified by the Corporation. Specifically, as a royalty or stream holder, the Corporation has limited, if any, access to properties included in its asset portfolio. Additionally, the Corporation may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Corporation is dependent on the operators of the properties and their qualified persons to provide information to the Corporation or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Corporation holds royalty, stream or other interests and generally has limited or no ability to independently verify such information. Although the Corporation does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by the Corporation's royalty, stream or other interest. The Corporation's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

        Except where otherwise noted, the disclosure in this Prospectus and the documents incorporated by reference herein relating to mineral reserve and mineral resource statements for individual properties is made as at December 31, 2019. In addition, numerical information presented in this Prospectus or in the documents incorporated by reference herein, which has been derived from information publicly disclosed by owners or operators may have been rounded by the Corporation and, therefore, there may be some inconsistencies between the significant digits presented in this Prospectus and the documents incorporated by reference and the information publicly disclosed by owners or operators.

        Franco-Nevada considers its stream interests in the Antamina project, the Antapaccay project, the Candelaria project and the Cobre Panama project to be its only material mineral projects for the purposes of National Instrument 43-101—Standards of Disclosure for Mineral Projects ("NI 43-101"). Franco-Nevada will continue to assess the materiality of its assets, including as new assets are acquired or move into production.

        Information contained in this Prospectus and the documents incorporated by reference herein with respect to each of the Antamina project, the Antapaccay project, the Candelaria project and the Cobre Panama project has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

        Unless otherwise noted, the disclosure contained in the documents incorporated by reference herein of a scientific or technical nature for the Antamina project is based on (i) the technical report entitled "Technical Report, Mineral Reserves and Resources, Antamina Deposit, Peru 2010" and dated January 31, 2011, which technical report was prepared for Compañía Minera Antamina S.A., and filed under Teck Resources Limited's ("Teck") SEDAR profile on March 22, 2011; (ii) the news release dated February 4, 2020 of Glencore PLC ("Glencore") containing the Glencore 2019 Production Report, available on Glencore's website, and which reports silver production for the Antamina project; and (iii) the information disclosed in the annual information form of Teck dated February 26, 2020 and filed under Teck's SEDAR profile on February 26, 2020.

        The disclosure contained in the documents incorporated by reference herein of a scientific or technical nature for the Antapaccay project is based on (i) the information disclosed in the document entitled "Antapaccay Mining and Technical Information" and dated effective February 10, 2016, which document was prepared by Compañía Minera Antapaccay S.A. ("CM Antapaccay"), the owner and operator of the Antapaccay project and an indirect wholly-owned subsidiary of Glencore, available on CM Antapaccay's website at www.glencoreperu.pe; (ii) the Glencore Statement of Resources & Reserves as at December 31, 2019; and (iii) the news release dated February 4, 2020 of Glencore containing the Glencore 2019 Production Report, each available on Glencore's website.

        The disclosure contained in the documents incorporated by reference herein of a scientific or technical nature for the Candelaria project is based on (i) the technical report entitled "Technical Report for the Candelaria Copper Mining Complex, Atacama Province, Region III, Chile" dated November 28, 2018 which technical report was prepared for Lundin Mining Corporation ("Lundin") and filed under Lundin's SEDAR profile on November 28, 2018 (the "Candelaria Technical Report"); (ii) the information disclosed in the annual information form of Lundin dated March 29, 2019 and filed under Lundin's SEDAR profile on March 29, 2019; (iii) Lundin's press release dated September 5, 2019 announcing Mineral Reserves and Mineral Resources as of June 30, 2019; and (iv) the management's discussion and analysis of Lundin for the year ended December 31, 2019, dated as of February 20, 2020 and filed under Lundin's SEDAR profile on February 20, 2020.

        The disclosure contained in the documents incorporated by reference herein for the Cobre Panama project is based on (i) the technical report entitled "Cobre Panamá Project—Colón Province, Republic of Panamá—NI 43 101 Technical Report" and dated March 29, 2019, which was prepared for First Quantum Minerals Ltd. ("First Quantum") and filed under First Quantum's SEDAR profile on March 29, 2019 ("Cobre Panama Technical Report") and (ii) the management's discussion and analysis of First Quantum for the year ended December 31, 2019 and filed under First Quantum's SEDAR profile on February 14, 2020.

        The technical and scientific information contained in the documents incorporated by reference herein relating to the Antamina project, the Antapaccay project, the Candelaria project and the Cobre Panama project was reviewed and approved in accordance with NI 43-101 by Phil Wilson, C.Eng., Vice President, Technical of the Corporation and a "Qualified Person" as defined in NI 43-101.

        If, after the date of this Prospectus, the Corporation is required by Section 4.2(1)(j) of NI 43-101 to file a technical report to support scientific or technical information that relates to a mineral project on a property material to the Corporation and the exemption under Section 9.2 of NI 43-101 is not available, the Corporation will file such technical report in accordance with Section 4.2(5)(a)(i) of NI 43-101 as if the words "preliminary short form prospectus" refer to a "shelf prospectus supplement".

AVAILABLE INFORMATION

        The Corporation files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces and territories of Canada. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

        The Corporation has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included in this Prospectus or incorporated herein by reference about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance investors should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        The Corporation is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the U.S. and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as U.S. companies subject to the applicable provisions of the U.S. Exchange Act.

        Investors may read any document that the Corporation has filed with, or furnished to, the SEC at the SEC's website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents the Corporation has filed with the SEC's Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov.

        Investors should rely only on information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide the investor with different information. The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus and the documents incorporated herein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

 CAUTIONARY NOTE REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

        This Prospectus and the documents incorporated by reference herein have been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and reserve estimates included in this Prospectus and any Prospectus Supplement have been prepared by the owners and operators of the relevant properties (as and to the extent indicated by them) in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

        Canadian standards for reporting reserves and resources, including NI 43-101, differ significantly from the requirements of the SEC under SEC Industry Guide 7, and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under SEC Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC in compliance with SEC Industry Guide 7. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" under SEC Industry Guide 7 as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards. SEC Industry Guide 7, the existing standard for the SEC, is being replaced following the adoption of new legislation under sub-part 1300 of Regulation S-K under the United States Securities Act of 1933, as amended ("Modernization of Property Disclosure of Mining Registrants Standards") which will be mandatory for issuers subject to U.S. reporting standards for the first fiscal year beginning on or after January 1, 2021. None of the reserve or resource estimates presented herein have been prepared in accordance with the Modernization of Property Disclosure of Mining Registrants Standards.

        In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code or the SAMREC Code (as such terms are defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws. Accordingly, information containing descriptions of the Corporation's mineral properties set forth herein and in the documents incorporated by reference herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. For more information, see "Reconciliation to CIM Definitions" in the Corporation's annual information form dated as of March 18, 2020 for the financial year ended December 31, 2019, which is incorporated by reference herein.

FINANCIAL INFORMATION

        The financial statements of the Corporation incorporated herein by reference and in any Prospectus Supplement are reported in U.S. dollars and have been prepared in accordance with IFRS. IFRS differs in some significant respects from generally accepted accounting principles in the U.S., and thus the financial statements may not be comparable to financial statements of U.S. companies.

EXCHANGE RATE INFORMATION

        The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars during each of the following periods; the average rate of exchange for those periods; and the rate of exchange in effect at the end of each of those periods, each based on the rate of exchange published by the Bank of Canada.

			Years ended December 31,
	Three months ended March 31, 2020
			2019(1)		2018(1)		2017(2)
High	C$	1.4496	C$	1.3600	C$	1.3642	C$	1.3743
Low	C$	1.2970	C$	1.2988	C$	1.2288	C$	1.2128
Average for the Period	C$	1.3449	C$	1.3269	C$	1.2957	C$	1.2986
End of Period	C$	1.4187	C$	1.2988	C$	1.3642	C$	1.2545

(1)
Based on the daily rate published by the Bank of Canada.

(2)
As of March 1, 2017, the Bank of Canada began to publish new foreign exchange rates once a day, by 16:30 ET, in the form of a single indicative rate per currency pair, which represents a daily average rate for that currency against the Canadian dollar. The Bank of Canada ceased to publish the noon rate as of April 28, 2017.

        On April 27, 2020, the daily rate of exchange was US$1.00 = C$1.4053 as published by the Bank of Canada.

COMMODITY PRICE INFORMATION

        The following table sets out the average spot commodity prices of gold, silver, platinum, palladium, oil and gas for the years 2017, 2018, 2019 and for the first three months of 2020.

	Spot Commodity Prices
	Gold/oz (LBMA Gold Price PM)	Silver/oz (LBMA Silver Price)	Platinum/oz (London PM Fix)	Palladium/oz (London PM Fix)	Oil/C$ bbl (Edmonton Light)	Gas/C$ mcf (AECO-C)	Oil/$ bbl (WTI)	Gas/$ mcf (Henry Hub)
Average for 2017	$1,257	$17.05	$948	$870	$63	$2.09	$51	$2.96
Average for 2018	$1,268	$15.71	$881	$1,028	$69	$1.46	$65	$3.07
Average for 2019	$1,392	$16.20	$863	$1,539	$69	$1.70	$57	$2.53
Average for 2020 (to March 31)	$1,583	$16.90	$903	$2,284	$52	$1.92	$46	$1.87

THE CORPORATION

        Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project. The portfolio is actively managed to maintain a focus on precious metals (gold, silver and platinum group metals) and a diversity of revenue sources with a target of not more than 20% of revenue from energy (oil, gas and natural gas liquids).

        Franco-Nevada does not operate mines, develop projects or conduct exploration. Franco-Nevada's business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

  •
  Exposure to commodity price optionality;

  •
  A perpetual discovery option over large areas of geologically prospective lands;

  •
  No additional capital requirements other than the initial investment;

  •
  Limited exposure to many of the risks associated with operating companies;

  •
  A free cash-flow business with limited cash calls;

  •
  A high-margin business that can generate cash through the entire commodity cycle;

  •
  A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and

  •
  Management that focuses on forward-looking growth opportunities rather than operational or development issues.

        Franco-Nevada's financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets. Financial results have also been supplemented by acquisitions of new producing assets. Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada's producing assets or to advance Franco-Nevada's advanced and exploration assets into production.

        Franco-Nevada has a long-term investment outlook and recognizes the cyclical nature of the industry. Franco-Nevada has operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

RECENT DEVELOPMENTS

  COVID-19 Pandemic Update

        The Corporation continues to assess the evolving impact of the current COVID-19 (coronavirus) global health pandemic on its assets and the underlying operations and third-party operators of the projects in which it holds royalty, stream and other interests and on the Corporation's profitability, results of operations, and financial condition. As of the date of this Prospectus, the Corporation has transitioned its operations to have its employees work remotely. The Corporation remains in close contact with many of its operators who are facing increased challenges due to COVID-19. Of the Corporation's four larger cash-flowing mineral assets, Antapaccay and Candelaria remain in production and continue to perform close to expectations, based on recent information provided by the operators. First Quantum announced on April 7, 2020 that operations at Cobre Panama have been temporarily suspended. On April 13, 2020, Teck announced the temporary suspension of operations at Antamina in order to change out the workforce. As of the date of this Prospectus, the date of restart is not yet known. Of the Corporation's 52 smaller cash-flowing mineral assets, 11 have announced temporarily reduced or curtailed production. It is possible that more of the Corporation's operators will have to suspend or reduce operations as a result of the pandemic. As the majority of the Corporation's mineral assets do not have associated carrying costs, the expected impact to Franco-Nevada of temporary reductions or curtailments of production is a deferral of revenue. See "Risk Factors" for further information.

        On April 7, 2020, in response to increased uncertainty and volatility as compared to March 9, 2020 when the Corporation's original guidance was provided, the Corporation withdrew its GEO sales guidance and energy revenue guidance for 2020. The Corporation expects to provide a further portfolio update with the release of its Q1 2020 financial results. The Corporation will consider providing new guidance once operations in the mining industry and energy markets stabilize.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Legal Officer & Corporate Secretary of the Corporation at 199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario M5L 1G9, telephone (416) 306-6300. These documents are also available on SEDAR, which can be accessed online at www.sedar.com.

        The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada and the SEC, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the annual information form of the Corporation dated as of March 18, 2020 for the financial year ended December 31, 2019;
(b)
the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2019 and 2018, the notes thereto, Management's Report on Internal Control over Financial Reporting and the report of our Independent Registered Public Accounting Firm dated March 9, 2020;
(c)	management's discussion and analysis of financial condition and results of operations dated March 9, 2020 for the fiscal year ended December 31, 2019; and
(d)	the management information circular of the Corporation dated March 20, 2020 for the annual and special meeting of shareholders to be held on May 6, 2020.

        Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by the Corporation with the securities commissions or similar regulatory authorities in Canada and the U.S. after the date of this Prospectus and all Prospectus Supplements, disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and the U.S. and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in this Prospectus. In addition, any "template version" of "marketing materials" (as defined in National Instrument 41-101—General Prospectus Requirements) filed after the date of a Prospectus Supplement and prior to the termination of the offering of Securities to which such Prospectus Supplement relates, shall be deemed to be incorporated by reference into such Prospectus Supplement. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. In addition, the Corporation may incorporate by reference as an exhibit to the registration statement of which the Prospectus forms a part or into the Prospectus which forms a part of the registration statement, information from documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and prospective purchasers of Securities should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

        Upon a new annual information form and related annual consolidated financial statements being filed by the Corporation with the applicable securities regulatory authorities during the duration that this

Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements, and in each case the accompanying management's discussion and analysis, information circulars (to the extent the disclosure is inconsistent) and material change reports filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the duration that this Prospectus is effective, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

        A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

 CONSOLIDATED CAPITALIZATION

        Other than the repayment of the corporate term loan described below, there have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the audited consolidated financial statements of the Corporation and the notes thereto as at and for the years ended December 31, 2019 and 2018, which are incorporated by reference in this Prospectus.

        At each of December 31, 2019 and April 27, 2020, the Corporation did not have any drawn debt under the Corporate Revolver or the FNBC Revolver (each as defined below). As at December 31, 2019, the Corporation had US$80.0 million drawn under a non-revolving corporate term loan, which was subsequently repaid on February 14, 2020.

DESCRIPTION OF EXISTING INDEBTEDNESS

        The Corporation (together with its subsidiary, Franco-Nevada U.S. Corporation, as "Borrowers") has entered into an amended and restated syndicated bank credit facility (the "Corporate Revolver") on March 22, 2017, pursuant to which certain financial institutions (the "Lenders") provided a US$1 billion unsecured revolving term credit facility, with a $250 million accordion. On March 25, 2019, the Corporation extended the Corporate Revolver to March 22, 2024.

        The Lenders are each paid a stand-by fee at a rate that ranges between 0.20% and 0.41% on the unutilized portion of the Corporate Revolver, which is paid quarterly. The Borrowers will pay interest on any amounts borrowed at the prime rate or base rate plus a margin that ranges from 0% to 1.05%.

Bankers' acceptance fees, LIBOR and letter of guarantee fees and margins range from 1.00% to 2.05%. The applicable margin is based on the Borrowers' leverage ratio.

        Payment and performance of the obligations under the Corporate Revolver are guaranteed by certain of the Corporation's subsidiaries (together with the Borrowers, each an "Obligor").

        The Corporate Revolver contains covenants that include certain limits on, among other things, the ability of an Obligor to create indebtedness, create liens, enter into related party transactions, dispose of assets, amend or alter their corporate status or amalgamate, make acquisitions, amend or terminate material contracts, make distributions or investments, issue equity or materially change their business. The Corporation is also required to maintain a net indebtedness to tangible net worth ratio and a minimum interest coverage ratio.

        Events of default under the Corporate Revolver include, among other things:

  •
  the failure to pay principal when due and payable, and the failure to pay interest, fees or other amounts payable within three business days of such amounts becoming due and payable;

  •
  the breach by the Corporation of any financial covenant;

  •
  the breach by any Obligor of any other term, covenant or other agreement that is not cured within 20 banking days after written notice of the breach has been given to the Corporation;

  •
  a default under any other indebtedness of the Obligors, in an aggregate amount of US$75 million or more, if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness;

  •
  a change in control of the Corporation which is defined to occur upon (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any person or group of persons, of equity interests representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding equity interests of the Corporation, (b) the occupation of a majority of the seats (other than vacant seats) on the board of directors of the Corporation by persons who were neither nominated by a board of directors of the Corporation, nor appointed by directors so nominated, or (c) the acquisition of direct or indirect control of the Corporation by any person or group; and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of any Obligor.

        On March 20, 2017, the Corporation's wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation ("FN Barbados"), entered into an unsecured revolving credit facility (the "FNBC Revolver"). The FNBC Revolver provides for the availability over a one-year period of up to US$100 million in borrowings. On March 10, 2020, FN Barbados extended the FNBC Revolver to March 20, 2021.

        As of the date of this Prospectus, no amount was drawn down under the Corporate Revolver or the FNBC Revolver.

USE OF PROCEEDS

        Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities for cash will be used for general corporate purposes, including funding resource royalty and stream acquisitions and other corporate development opportunities. Each Prospectus Supplement will contain specific information, if any, concerning the use of proceeds from that sale of Securities.

        All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds of the offering or from the Corporation's general funds, unless otherwise stated in the applicable Prospectus Supplement.

 PLAN OF DISTRIBUTION

        The Corporation may sell the Securities, separately or together, to or through underwriters or dealers purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Corporation from the sale of the Securities. Securities may be offered and issued in consideration for the acquisition (an "Acquisition") of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

        The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a reasonable effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

        Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

        In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters may over-allot or effect transactions intended to maintain or stabilize the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. An investor who acquires Securities forming part of the underwriters' over-allocation position will acquire those Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or through secondary market purchases.

        In connection with an Acquisition, Securities may be offered and issued at a deemed price or deemed prices determined either when the terms of the Acquisition are tentatively or finally agreed to, when the Acquisition is completed, when the Corporation issues the Securities or during some other negotiated period.

DESCRIPTION OF SHARE CAPITAL

        The authorized share capital of Franco-Nevada consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, of which 189,945,484 Common Shares and no Preferred Shares were outstanding as of April 27, 2020.

Common Shares

        Each Common Share carries the right to one vote at all meetings of shareholders of Franco-Nevada. There are no special rights or restrictions of any nature attached to the Common Shares. All Common

Shares rank equally as to dividends, voting powers and participation in assets upon liquidation of Franco-Nevada.

        The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol "FNV".

Preferred Shares

        The Preferred Shares may be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the board of directors. The directors shall determine before the issue thereof the designations, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series including the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, any voting rights, any conversion rights and any sinking fund or other provisions.

        The Preferred Shares of each series will, with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given such other preferences over the Common Shares and over any other shares ranking junior to the Preferred Shares as may be fixed by the directors.

TRADING PRICE AND VOLUME

        The following table sets forth the high and low prices and volumes for the Common Shares traded on the TSX and NYSE for the preceding 12-month period.

	TSX			NYSE
	High C$	Low C$	Volume	High US$	Low US$	Volume
2019
April	101.82	93.24	10,260,040	76.34	69.16	10.317,154
May	105.10	93.68	11,294,210	77.75	69.58	11,805,316
June	114.36	100.74	12,205,582	86.81	75.93	11,240,804
July	119.50	107.36	10,152,629	90.78	81.79	10,781,946
August	131.65	113.18	12,261,735	99.14	85.44	14,842,620
September	133.92	118.73	14,247,194	101.19	89.46	13,897,773
October	128.60	119.63	10,347,005	97.73	90.09	11,615,157
November	133.15	124.57	11,730,116	100.70	94.58	10,446,193
December	135.26	126.90	10,044,158	104.07	96.26	11,317,277
2020
January	151.56	130.28	8,268,380	114.50	99.66	12,641,417
February	163.20	139.64	10,102,163	122.65	104.00	14,599,492
March	164.72	105.93	27,377,363	122.31	77.18	36,195,343
April (1 to 27)	194.47	139.92	13,388,196	138.56	99.05	23,609,216

 PRIOR SALES

        During the 12-month period prior to the date of this Prospectus, the Corporation has issued Common Shares, or securities convertible or exchangeable into Common Shares, as follows.

Month of Issuance	Number of Securities Issued	Issue/Exercise Price			Reason for Issuance
2019
May	1,000	C$	33.20		Exercise of options
	5,000	C$	59.52		Exercise of options
June	10,000	C$	31.39		Exercise of options
	18,000	C$	31.45		Exercise of options
	1,900	C$	42.67		Exercise of options
	6,400	C$	59.52		Exercise of options
	2,000	C$	65.76		Exercise of options
	3,100	C$	75.45		Exercise of options
	147,257	C$	107.72		Dividend Reinvestment Plan issuances
August	20,000	C$	31.45		Exercise of options
	10,384	C$	40.87		Exercise of options
	1,000	C$	42.43		Exercise of options
	600	C$	42.67		Exercise of options
	10,000	C$	46.17		Exercise of options
	42,599	C$	59.52		Exercise of options
	3,000	C$	65.76		Exercise of options
	49,114	C$	75.45		Exercise of options
	715	C$	100.10		Exercise of options
	298,500	US$	95.73	(1)	At-the-market distribution program
September	365,000	US$	95.85	(1)	At-the-market distribution program
	220,500	C$	124.64	(1)	At-the-market distribution program
	151,117	C$	122.13		Dividend Reinvestment Plan issuances
November	30,000	C$	58.67		Exercise of options
	2,650	C$	88.76		Exercise of options
	100,000	US$	98.42	(1)	At-the-market distribution program
	100,000	C$	130.59	(1)	At-the-market distribution program
December	46,375		—		Vesting of Restricted Share Units
	11,401	C$	65.76		Exercise of options
	25,914	C$	75.45		Exercise of options
	7,530	C$	94.57		Exercise of options
	715		$100.10		Exercise of options
	174,800	US$	98.48	(1)	At-the-market distribution program
	174,600	C$	129.76	(1)	At-the-market distribution program
	126,291	C$	124.56		Dividend Reinvestment Plan issuances
2020
January	7,500	C$	59.52		Exercise of options
	1,140	C$	65.76		Exercise of options
	947	C$	75.45		Exercise of options
	276	C$	94.57		Exercise of options
	467	C$	100.10		Exercise of options
March	113,654	C$	86.32		Dividend Reinvestment Plan issuances
	5,000	C$	59.52		Exercise of options
	280,000	US$	106.28	(1)	At-the-market distribution program
	155,000	C$	149.52	(1)	At-the-market distribution program
	98,766	C$	146.12		Dividend Reinvestment Plan issuances

Note:    (1) Represents the weighted average price for all issuances of Common Shares under the Corporation's "at-the-market" distribution program during the applicable month.

 DESCRIPTION OF DEBT SECURITIES

        This description sets forth certain general terms and provisions that would apply to any Debt Securities that Franco-Nevada may issue pursuant to this Prospectus. Franco-Nevada will provide particular terms and provisions of a series of Debt Securities, and the extent to which the general terms and provisions described below may apply to that series, in a Prospectus Supplement.

        The Debt Securities will be issued under an indenture (the "Indenture") to be entered into between Franco-Nevada as issuer, and one or more trustees (the "Trustee") that will be named in a Prospectus Supplement to this Prospectus. A copy of the form of the Indenture has been filed as an exhibit to Franco-Nevada's registration statement filed with the SEC. The following summary highlights some of the provisions of the Indenture, and may not contain all of the information that is important to a purchaser of Debt Securities. Wherever this section refers to particular provisions or defined terms of the Indenture, such provisions or defined terms are incorporated in this Prospectus by reference as part of the statement made, and the statement is qualified by such reference. The Corporation will summarize in the applicable Prospectus Supplement certain terms of the Debt Securities being offered thereby and the relevant indenture which the Corporation believes will be most important to an investor's decision to invest in the Debt Securities being offered. Such indenture may or may not be identical to the Indenture. Investors should keep in mind, however, that it is the indenture, as supplemented by any applicable supplemental indenture, and not this summary, which define an investor's rights as a holder of Debt Securities.

        Franco-Nevada may issue Debt Securities and incur additional indebtedness otherwise than through the offering of any Debt Securities pursuant to this Prospectus.

General

        The Indenture does not limit the amount of Debt Securities which Franco-Nevada may issue under the Indenture, and Franco-Nevada may issue Debt Securities in one or more series. Debt Securities may be denominated and payable in any currency. Franco-Nevada may offer no more than US$2,000,000,000 (or the equivalent in other currencies) in aggregate principal amount of Debt Securities pursuant to this Prospectus. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture permits Franco-Nevada, without the consent of the holders of any Debt Securities, to increase the principal amount of any series of Debt Securities that Franco-Nevada has previously issued under the Indenture and to issue such increased principal amount.

        The applicable Prospectus Supplement will set forth the terms relating to the Debt Securities offered by such Prospectus Supplement (the "Offered Securities"), including:

  •
  the specific designation of the Offered Securities; the aggregate principal amount of the Offered Securities; the price or prices at which the Offered Securities will be issued; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

  •
  the rate or rates at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities which are in registered form;

  •
  the terms and conditions under which Franco-Nevada may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;

  •
  the terms and conditions upon which Franco-Nevada may redeem the Offered Securities, in whole or in part, at its option;

  •
  the covenants and events of default applicable to the Offered Securities;

  •
  the terms and conditions for any conversion or exchange of the Offered Securities for any other securities;

  •
  whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;

  •
  whether the Offered Securities will be issuable in the form of registered global securities ("Global Securities"), and, if so, the identity of the depositary for such registered Global Securities;

  •
  the denominations in which registered Offered Securities will be issuable, if other than denominations of US$1,000 and any multiple thereof, and the denominations in which bearer Offered Securities will be issuable, if other than US$5,000;

  •
  each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under "Payment" below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

  •
  the currency in which the Offered Securities are denominated and the currency in which Franco-Nevada will make payments on the Offered Securities;

  •
  any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities; and

  •
  any other terms of the Offered Securities which apply solely to the Offered Securities, or terms generally applicable to the Debt Securities which are not to apply to the Offered Securities.

        Unless otherwise indicated in the applicable Prospectus Supplement:

  •
  holders may not tender Debt Securities to Franco-Nevada for repurchase; and

  •
  the rate or rates of interest on the Debt Securities will not increase if Franco-Nevada becomes involved in a highly leveraged transaction or Franco-Nevada is acquired by another entity.

        Franco-Nevada may issue Debt Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, Franco-Nevada will offer and sell those Debt Securities at a discount below their stated principal amount. Franco-Nevada will describe in the applicable Prospectus Supplement any generally applicable Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.

        Unless otherwise indicated in the applicable Prospectus Supplement, Debt Securities issued by Franco-Nevada will be direct, unconditional and unsecured obligations of Franco-Nevada and will rank equally among themselves and with all of Franco-Nevada's other unsecured, unsubordinated obligations, if any, except to the extent prescribed by law. Debt Securities issued by Franco-Nevada as unsecured, unsubordinated obligations will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of Franco-Nevada's subsidiaries.

        Franco-Nevada will agree to provide to the Trustee (i) annual reports containing audited financial statements, and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

Payment

        Unless otherwise indicated in the applicable Prospectus Supplement, Franco-Nevada will make payments on registered Debt Securities (other than Global Securities) at the office or agency of Franco-Nevada maintained for such purpose, except that Franco-Nevada may choose to pay interest (i) by cheque mailed to the address of the person entitled to such payment as specified in the security register, or (ii) by wire transfer to an account located in the U.S. maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable Prospectus Supplement, Franco-Nevada will pay any interest due on registered Debt Securities to the persons in whose name such registered Debt Securities are registered on the day or days specified by Franco-Nevada.

Registered Global Securities

        Registered Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the Prospectus Supplement. Global Securities will be registered in the name of a financial institution Franco-Nevada selects, and the Debt Securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the Global Securities is called the "Depositary". Any person wishing to own Debt Securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

  Special Investor Considerations for Global Securities

        Franco-Nevada's obligations, as well as the obligations of the Trustee and those of any third parties employed by Franco-Nevada or the Trustee, run only to persons who are registered as holders of Debt Securities. For example, once Franco-Nevada makes payment to the registered holder, Franco-Nevada has no further responsibility for the payment even if that holder is legally required to pass the payment along to an investor but does not do so. As an indirect holder, an investor's rights relating to a Global Security will be governed by the account rules of the investor's financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

        An investor should be aware that when Debt Securities are issued in the form of Global Securities:

  •
  the investor cannot have Debt Securities registered in his or her own name;

  •
  the investor cannot receive physical certificates for his or her interest in the Debt Securities;

  •
  the investor must look to his or her own bank or brokerage firm for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

  •
  the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

  •
  the Depositary's policies will govern payments, transfers, exchange and other matters relating to the investor's interest in the Global Security. Franco-Nevada and the Trustee will have no responsibility for any aspect of the Depositary's actions or for its records of ownership interests in the Global Security. Franco-Nevada and the Trustee also do not supervise the Depositary in any way; and

  •
  the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

  Special Situations When Global Security Will be Terminated

        In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank or brokerage firm. Investors must consult their own banks or brokers to find out how to have their interests in Debt Securities transferred into their own names, so that they will be direct holders.

        The special situations for termination of a Global Security are:

  •
  when the Depositary notifies Franco-Nevada that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named) and Franco-Nevada has not appointed a successor depository within 90 days; and

  •
  when and if Franco-Nevada decides not to have Debt Securities represented by a Global Security.

        The Prospectus Supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the Prospectus Supplement. When a Global Security terminates, the Depositary (and not Franco-Nevada or the Trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

Events of Default

        The term "Event of Default" with respect to Debt Securities of any series means any of the following, unless otherwise indicated in the applicable Prospectus Supplement:

  (a)
  default in the payment of the principal of (or any premium on) any Debt Security of that series at its maturity;

  (b)
  default in the payment of any interest on any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

  (c)
  default in the deposit of any sinking fund payment when the same becomes due by the terms of the Debt Securities of that series;

  (d)
  default in the performance, or breach, of any other covenant or agreement of Franco-Nevada in the Indenture in respect of the Debt Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice to Franco-Nevada by the Trustee or to Franco-Nevada and the Trustee by the holders of at least 25% in principal amount of all outstanding Debt Securities affected thereby;

  (e)
  certain events of bankruptcy, insolvency or reorganization; or

  (f)
  any other Events of Default provided with respect to the Debt Securities of that series.

        If an Event of Default described in clause (a), (b) or (c) above occurs and is continuing with respect to Debt Securities of any series, then the Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may require the principal amount (or, if the Debt Securities of that series are original issue discount Debt Securities or indexed Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Debt Securities of that series and any accrued but unpaid interest on such Debt Securities to be due and payable immediately. If an Event of Default described in clause (d) or (f) above occurs and is continuing with respect to Debt Securities of one or more series, then the Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of all series affected thereby (as one class) may require the principal amount (or, if any of the Debt Securities of such affected series are original issue discount securities or indexed Debt Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the outstanding Debt Securities of such affected series and any accrued but unpaid interest on such Debt Securities to be due and payable immediately. If an Event of Default described in clause (e) above occurs and is continuing, then the Trustee or the holders of not less than 25% in principal amount of all outstanding Debt Securities (as a class) may require the principal amount (or, if the Debt Securities of any series are original issue discount Debt Securities or indexed Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Debt Securities and any accrued but unpaid interest on such Debt Securities to be due and payable immediately.

However, at any time after a declaration of acceleration with respect to Debt Securities of any series (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of such series (or of all series, as the case may be), by written notice to Franco-Nevada and the Trustee, may, under certain circumstances, rescind and annul such acceleration. The applicable Prospectus Supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of original issue discount Debt Securities or indexed securities upon the occurrence of any Event of Default and the continuation thereof.

        The Trustee is not obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable security or indemnity. If the holders provide reasonable security or indemnity, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such Event of Default.

        No holder of a Debt Security of any series will have any right to institute any proceedings, unless:

  •
  such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series;

  •
  the holders of at least 25% in principal amount of the outstanding Debt Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

  •
  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding Debt Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

        However, these limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of principal of, premium if any, or interest on such Security on or after the applicable due date of such payment.

        Franco-Nevada will be required to furnish to the Trustee annually an officers' certificate as to the performance of certain of its obligations under the Indenture and as to any default in such performance.

Defeasance

        As used herein, the term "defeasance" means discharge from some or all of its obligations under the Indenture with respect to Debt Securities of a particular series. If the terms of a particular series of Debt Security so provide, Franco-Nevada may deposit with the Trustee sufficient cash or government securities or a combination of thereof to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Debt Securities of a particular series, and then at its option:

  •
  Franco-Nevada will be discharged from its obligations with respect to the Debt Securities of such series with certain exceptions, and the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

  •
  Franco-Nevada will no longer be under any obligation to comply with certain covenants under the Indenture, and certain Events of Default will no longer apply to it.

        To exercise defeasance Franco-Nevada also must deliver, among other requirements set forth in the Indenture, to the Trustee:

  •
  an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Debt Securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

  •
  an opinion of Canadian counsel or a ruling from Canada Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial tax purposes and that holders of the Debt Securities of such series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

        In addition, no Event of Default with respect to the Debt Securities of the applicable series can have occurred and Franco-Nevada cannot be an insolvent person under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow Franco-Nevada to be discharged from all of its obligations under the Debt Securities of any series, Franco-Nevada must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Debt Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance had not occurred. In addition, in order for Canadian counsel to deliver the opinion that would allow Franco-Nevada to be discharged from all of its obligations under the Debt Securities of any series, Franco-Nevada must have received from the Canada Revenue Agency an advance income tax ruling, or there must have been a change in law, to the effect that the deposit and defeasance would not cause holders of the Debt Securities of such series to recognize income, gain or loss for Canadian federal or provincial income tax purposes and to the effect that such holders would be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance had not occurred.

Corporate Existence

        The terms and conditions relating to any permitted merger, amalgamation, consolidation or sale of all or substantially all assets of the Corporation under certain circumstances will be set forth in a supplemental indenture. Notwithstanding the terms of the supplemental indenture, however, the Corporation will be permitted to engage in any merger, amalgamation, consolidation, combination, reclassification, recapitalization, continuation or share exchange solely for the purpose of reincorporating the Corporation in another jurisdiction or forming a direct or indirect holding company of the Corporation.

Modifications and Waivers

        Franco-Nevada may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series affected by such modification or amendment; provided, however, that Franco-Nevada must receive consent from the holder of each outstanding Debt Security of such affected series to:

  •
  change the stated maturity of the principal of, premium, if any, or interest on, such outstanding Debt Security;

  •
  reduce the principal amount of, premium, if any, or interest on such outstanding Debt Security;

  •
  reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding original issue discount Debt Security;

  •
  change the place of payment or currency of payments on such outstanding Debt Security;

  •
  impair the right to institute suit for the enforcement of any payment on such outstanding Debt Security on or after its stated maturity or any redemption date with respect thereto;

  •
  reduce the percentage in principal amount of outstanding Debt Securities of such series, from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

  •
  modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

        The holders of a majority in principal amount of Debt Securities of any series may waive Franco-Nevada's compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Debt Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of, premium, if any, or interest on any Debt Security or in respect of any item listed above.

        The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such Debt Securities.

Consent to Jurisdiction and Service

        Under the Indenture, Franco-Nevada will irrevocably appoint Corporation Service Company, 80 State Street, Albany, New York, 12207-2543 as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture or the Debt Securities and for actions brought under U.S. federal or state securities laws brought in any U.S. federal or state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Governing Law

        The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

        The Trustee under the Indenture will be named in the applicable Prospectus Supplement.

DESCRIPTION OF WARRANTS

        The Corporation may issue Warrants to purchase Common Shares, Preferred Shares or Debt Securities. This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus. Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities.

        Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants.

        The applicable Prospectus Supplement will include details of the warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement. The Prospectus Supplement relating to any Warrants the Corporation offers will describe the Warrants and the specific terms relating to the offering. The description will include, where applicable:

  •
  the designation and aggregate number of Warrants;

  •
  the price at which the Warrants will be offered;

  •
  the currency or currencies in which the Warrants will be offered;

  •
  the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

  •
  the designation, number and terms of the Common Shares, Preferred Shares or Debt Securities, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

  •
  the exercise price of the Warrants;

  •
  the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

  •
  if the Warrants are issued as a unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

  •
  any minimum or maximum amount of Warrants that may be exercised at any one time;

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

  •
  whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

  •
  material U.S. and Canadian federal income tax consequences of owning the Warrants; and

  •
  any other material terms or conditions of the Warrants.

        Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants. The Corporation may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

        The Corporation may issue Subscription Receipts separately or together with Common Shares, Preferred Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that may be offered by the Corporation pursuant to this Prospectus.

        The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Corporation with securities regulatory authorities in Canada and the U.S. after it has been entered into by the Corporation. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those

Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

  •
  the number of Subscription Receipts;

  •
  the price at which the Subscription Receipts will be offered;

  •
  conditions to the exchange of Subscription Receipts into Common Shares, Preferred Shares, Debt Securities or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

  •
  the procedures for the exchange of the Subscription Receipts into Common Shares, Preferred Shares, Debt Securities or Warrants;

  •
  the number of Common Shares, Preferred Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

  •
  the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be exchanged upon exercise of each Subscription Receipt;

  •
  the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

  •
  the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Preferred Shares, Debt Securities or Warrants;

  •
  terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

  •
  material U.S. and Canadian federal income tax consequences of owning the Subscription Receipts;

  •
  any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

  •
  any other material terms and conditions of the Subscription Receipts.

        Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities subject to the Subscription Receipts.

INTERESTS OF EXPERTS

        Certain technical and scientific information contained in the documents incorporated by reference herein, including in respect of the Antapaccay project, the Antamina project, the Candelaria project and the Cobre Panama project, was reviewed and approved in accordance with NI 43-101 by Phil Wilson, C.Eng., Vice President, Technical of the Corporation and a "Qualified Person" as defined by NI 43-101.

        To the knowledge of the Corporation, Phil Wilson held less than 1% of the outstanding securities of the Corporation or of any associate or affiliate thereof when he prepared the technical information contained or incorporated by reference in this Prospectus or following the preparation of such technical information. Other than pursuant to his employment arrangements, Phil Wilson did not receive, and will not receive, any direct or indirect interest in any securities of the Corporation or of any associate or affiliate thereof.

 RISK FACTORS

        Prospective purchasers of Securities should carefully consider the risk factors described in this Prospectus, those described in a document incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities.

        Discussions of certain risks affecting the Corporation in connection with its business are provided in the Corporation's disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus.

The Impact of the current COVID-19 pandemic may significantly impact the Corporation

        The current COVID-19 (corona virus) global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold, silver, palladium and oil and gas) and has raised the prospect of an extended global recession. As well, as efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects may be impacted. To date, a number of mining projects have been suspended as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. As of the date of this Prospectus, this includes certain mineral assets of the Corporation as disclosed in the "Recent Developments" section of this Prospectus. If the operation or development of one or more of the properties in which Franco-Nevada holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended and remains suspended, it may have a material adverse impact on Franco-Nevada's profitability, results of operations, financial condition and the trading price of Franco-Nevada's securities. The broader impact of the COVID-19 pandemic on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on Franco-Nevada's profitability, results of operations, financial condition and the trading price of Franco-Nevada's securities.

LEGAL MATTERS

        Certain legal matters relating to the offering of Securities hereunder will be passed upon on behalf of the Corporation by Torys LLP with respect to Canadian and U.S. legal matters. At the date hereof, the partners and associates of Torys LLP, as a group, beneficially own, directly or indirectly, less than one per cent of any outstanding securities of the Corporation or any associate or affiliate of the Corporation.

MATTERS INVOLVING DIRECTORS

        On October 17, 2017, the SEC filed civil charges against each of Rio Tinto PLC, Tom Albanese and the former CFO of Rio Tinto PLC, alleging, among other things, violations of the anti-fraud, reporting, books and records and internal control provisions of U.S. federal securities laws in connection with conduct at Rio Tinto PLC and certain of its subsidiaries while Mr. Albanese was the CEO of Rio Tinto PLC and prior to his becoming a director of the Corporation. On March 2, 2018, the Australian Securities and Investments Commission ("ASIC") commenced proceedings in the Federal Court of Australia against each of Rio Tinto Limited, Tom Albanese and the former CFO of Rio Tinto Limited relating to statements which ASIC alleges were misleading contained in the annual report of Rio Tinto Limited for 2011. On May 1, 2018, ASIC expanded the proceedings commenced on March 2, 2018 in the Federal Court of Australia. The expanded proceedings relate to Rio Tinto Limited's alleged failure to recognize an impairment of a wholly owned subsidiary, Rio Tinto Coal Mozambique in its 2012 Interim Financial Statements. The Corporation is aware of the SEC and ASIC allegations and will continue to monitor the progress of the situation.

        Mr. Albanese has undertaken to (i) notify the securities commissions or similar authorities in each of the provinces and territories of Canada of any findings against him related to the matters disclosed above, including any ban on his ability to act as a director and/or officer of the Corporation and (ii) resign from his directorship of the Corporation immediately upon any such ban being instituted against him due to an adverse finding pursuant to such proceedings. The Corporation has undertaken to accept such resignation and take such reasonable steps within its power to enforce Mr. Albanese's undertaking and seek the removal of Mr. Albanese as a director of the Corporation if he fails to provide his resignation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditor of the Corporation is PricewaterhouseCoopers LLP, Chartered Professional Accountants, PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario M5J 0B2. PricewaterhouseCoopers LLP has advised the Corporation that they are independent of the Corporation within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and rules and regulations of the SEC and the Public Company Accounting Oversight Board Rule 3520, Auditor Independence.

        The transfer agent and registrar for the Common Shares of the Corporation is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

AGENT FOR SERVICE OF PROCESS

        Thomas Albanese and Elliott Pew are directors of the Corporation who each reside outside of Canada. Mr. Albanese and Mr. Pew have each appointed the following agent for service of process:

Name of Person	Name and Address of Agent
Tom Albanese	Franco-Nevada Corporation 199 Bay Street, Suite 2000, Commerce Court West
Elliott Pew	Toronto, Ontario M5L 1G9

        Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

        The Corporation is incorporated under the laws of Canada and its principal place of business is in Canada. Most of the Corporation's directors and officers, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Corporation's assets, are located outside the U.S. The Corporation has appointed an agent for service of process in the U.S. but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon the Corporation or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or "blue sky" laws of any state within the U.S. or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the U.S. federal securities laws or any such state securities or "blue sky" laws. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Corporation cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

        The Corporation filed with the SEC, concurrently with this registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Corporation Service Company as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or relating to or concerning an offering of Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents set out under the heading "Documents Incorporated by Reference"; the consents of auditors, engineers and counsel; the powers of attorney from the directors and certain officers of the Corporation; and the form of Indenture. A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with, or furnished to, the SEC under the U.S. Exchange Act.

FRANCO-NEVADA CORPORATION

US$300,000,000
Common Shares

PROSPECTUS SUPPLEMENT

May 11, 2020

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